Ecolab INC

2002 Annual Report



Services-and-sales associates


Ecolab
Business Mix (Percent)
Net Sales (Dollars in millions)
International 43%
Europe 29%
Asia Pacific 7%
Canada 3%
Latin America 3%
Africa/Export 1%
United Sates 57%
Institutional 28%
Food & Beverage 8%
Pest Elimination 5%
Kay 5%
GCS Service 4%
Professional Products 3%
Vehicle Care 2%
Textile Care 1%
Water Care Services 1%
$2,231
$2,321
$3,404
2002
2000
2001
2002

December 31	2000	2001	2002
Institutional	2,975	2,985	**3,125**
Pest Elimination	1,475	1,450	**1,555**
Kay	180	235	**245**
Food & Beverage	410	385	**395**
Professional Products	195	190	**175**
GCS Service	415	560	**530**
Textile Care	125	125	**95**
Vehicle Care	95	100	**100**
Water Care Services	90	100	**100**
Europe	2,460	2,570	**3,250**
Canada	300	320	**320**
Asia Pacific*	955	1,065	**925**
Latin America	480	505	**485**
Africa/Export	125	130	**120**
Total	10,280	10,720	**11,420**

*The 2002 decrease is due to the sale of the Hygiene Services business.

Customers/markets served

Customers

- Restaurants
- Hotels
- Quickservice operations
- Food retail (grocery)
- Schools
- Laundries
- Healthcare facilities
- Dairy farms and plants
- Food, beverage and brewery processing plants
- Pharmaceutical and cosmetic facilities
- Office buildings
- Shopping malls
- Light industry
- Fleet and vehicle wash

Markets

- United States
- Europe
- Asia Pacific
- Canada
- Latin America
- Africa/Export

Ecolab stock performance

	2000		2001		**2002**	
Quarter	High	Low	High	Low	**High**	**Low**
First	$40.75	$28.00	$44.19	$37.88	**$47.88**	**$38.86**
Second	41.25	34.94	43.20	36.35	**47.99**	**42.50**
Third	40.00	33.25	42.00	28.50	**49.02**	**36.53**
Fourth	45.69	34.06	41.05	34.20	**50.40**	**41.41**


Ecolab Stock Performance Comparison
Ecolab Stock Price
$50
$48
$46
$44
$42
$40
$38
$36
$34
$32
Ecolab, S&P 500 Indices
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
4
1
2
3
4
1
2
3
4
1
2
3
4
1999
2000
2001
2002
Ecolab Stock Price
Ecolab Stock Price Index, Dec. 31, 1999 = 1.00
S&P 500 Index, Dec. 31, 1999 = 1.00

Ecolab overview

Ecolab has been turning it up since 1923, the dawn of an age in which the restaurant and lodging industries would flourish like never before. Over the years, we have expanded our horizons to serve hospitals, food and beverage plants, laundries, retail and commercial properties, schools and more, surrounding our customers with an ever-greater array of products and services.

We've also extended our scope globally. Today, we reach more than 160 countries throughout North America, Europe, Asia Pacific, Latin America, the Middle East and Africa via direct operations, joint ventures, distributors, licensees and export activities. In our largest market, the United States, we currently do business through nine complementary business units: Institutional, Pest Elimination, Kay, Food & Beverage, Professional Products, GCS Service, Textile Care, Vehicle Care and Water Care Services – many of which are being expanded to new markets worldwide.

Our Circle the Customer - Circle the Globe strategy not only translates directly into safer food and clean, sanitary surroundings, but also into growth – fulfilling Ecolab's mission to provide superior value to our customers and shareholders.



Services/products provided

Institutional
Products, programs and services for the foodservice and hospitality industries, including warewashing, on-premise laundry, housekeeping, water filtration and conditioning, specialty kitchen and laundry products, kitchen exhaust cleaning and rooftop grease containment, and pool and spa management.

Pest Elimination
Services and technology for commercial pest elimination and prevention, and grease elimination.

Kay
Cleaning and sanitizing products, services and training programs for the quickservice restaurant, convenience store and food retail markets.

Food & Beverage
Cleaning and sanitizing products, equipment, systems and services for the agribusiness, beverage, brewery, pharmaceutical, dairy and food processing industries.

Professional Products
Janitorial cleaning and infection prevention products, programs and systems for the commercial, industrial and healthcare markets.

GCS Service
Service and parts for the repair and maintenance of commercial foodservice equipment.

Textile Care
Cleaning and sanitizing products and services for commercial and shirt laundries.

Vehicle Care
Cleaning and appearance products and programs for vehicle rental, commercial and retail car wash operations.

Water Care Services
Water treatment programs for boilers, cooling water and waste treatment systems.


ECOLAB
up

What does it mean when we say turn it up? **Is it a promise? Strategy? Demand? Rallying cry? The answer is, "All of the above – and much more." For us, turn it up is an all-encompassing state of mind. It's never being satisfied with the status quo. It's asking more questions and finding better answers. It's working harder to serve our customers, providing them an ever-higher standard of cleaning, sanitation and service excellence.**

It's what Ecolab is all about – and it's everything you'll read about in this report. So turn the page. And turn it up.

Description of business

Ecolab is the leading global developer and marketer of premium cleaning, sanitizing, pest elimination, maintenance and repair products and services for the hospitality, foodservice, institutional and industrial markets. Founded in 1923 and headquartered in St. Paul, Minn., Ecolab reaches customers in more than 160 countries, employing more than 20,000 associates worldwide. Customers include hotels and restaurants; foodservice, healthcare and educational facilities; quickservice (fast food) units; commercial laundries; light industry; dairy plants and farms; and food and beverage processors. Products and services are marketed by the industry's largest and best-trained direct sales-and-service force, numbering more than 11,000 associates who advise and assist customers in meeting a full range of cleaning, sanitation and service needs.

Ecolab common stock is traded on the New York Stock Exchange and the Pacific Exchange under the symbol ECL. Ecolab news releases and other selected investor information are available on the Internet at www.ecolab.com.

Forward-Looking Statements We refer readers to the Company's disclosure, entitled "Forward-Looking Statements," which is located on page 20 of this Annual Report.

Financial highlights

(thousands, except per share)	2002	2001	2000	Percent Change 2002	Percent Change 2001
Net Sales	**$3,403,585**	$2,320,710	$2,230,661	**47%**	4%
Net Income	**209,770**	188,170	206,127	**11**	(9)
Percent of Sales	**6.2%**	8.1%	9.2%		
Diluted Net Income Per Common Share	**1.60**	1.45	1.56	**10**	(7)
Diluted Weighted-Average Common Shares Outstanding	**130,787**	129,928	131,946	**1**	(2)
Cash Dividends Declared per Common Share	**0.550**	0.525	0.490	**5**	7
Cash Provided by Operating Activities	**423,326**	364,481	315,486	**16**	16
Capital Expenditures	**212,757**	157,937	150,009	**35**	5
Shareholders' Equity	**1,099,751**	880,352	757,007	**25**	16
Return on Beginning Equity	**23.8%**	24.9%	27.1%		
Total Debt	**699,842**	745,673	370,969	**(6)**	101
Total Debt to Capitalization	**38.9%**	45.9%	32.9%		
Total Assets	**$2,878,429**	$2,525,000	$1,714,011	**14%**	47%


Net Sales
(Dollars in millions)
$1,861
$2,050
$2,231
$2,321
$3,404
1998
1999
2000
2001
2002


Net Income
(Dollars in millions)
$193
$155*
$176
$206
$188
$210
$208**
1998
1999
2000
2001
2002


Diluted Net Income per Share
(Dollars)
$1.44
$1.15*
$1.31
$1.56
$1.45
$1.60
$1.59**
1998
1999
2000
2001
2002


Dividends Declared per Share
(Dollars)
$0.390
$0.435
$0.490
$0.525
$0.550
1998
1999
2000
2001
2002

* Income from continuing operations. Excludes gain from discontinued operations of $38 million, or $0.28 per diluted share, which was included in net income for 1998.

** Income from continuing operations. Excludes gain from discontinued operations of $2 million, or $0.01 per diluted share, which was included in net income for 2002.

How did we turn it up in 2002?

To Our Shareholders

How do you make something great even greater?

Here at Ecolab, that's the question we ask ourselves at the dawn of each new year. How do we take this company, which over the past eight decades has grown from a tiny, one-man enterprise to a $3 billion-plus global leader, and thrust it to the next level? How do we not only equal Ecolab's remarkable record of growth, but surpass it?

In other words, how do we turn it up?

The way we see it, a company should *always* be taking the next step. Always be moving forward. Always growing. In today's business world, *you either grow or you die. It's that simple. But you* must have the right people and the right plan. At Ecolab, we have both. We employ more than 20,000 of the greatest individuals in the world and have a proven, highly potent Circle the Customer - Circle the Globe strategy. By remaining focused on this strategy, to which we have committed our future – and by staying true to the ethical values and convictions upon which Ecolab has been built – we've been able to turn it up year after year.

2002 was no exception. Despite lingering market challenges, we began the year confident that we could take everything we already do so well – things like advanced products and systems, unbeatable service, innovation, global scope, top-quality people – and do it all even better. We knew it wouldn't be an easy job, but that's what true leaders do: take what others see as big obstacles and turn them into even bigger opportunities.

They turn it up.

Here are some of the specific ways we turned it up at Ecolab in 2002:

We turned up our financial performance

- Sales from wholly owned operations were $3.4 billion, up 47 percent. This included the first full year of sales from our November 2001 acquisition of the remaining 50 percent of the former Henkel-Ecolab joint venture we did not previously own. Adjusting for that acquisition and the others that will be discussed shortly, as well as divestitures, our sales grew 4 percent. This excellent performance was thanks to the diligent efforts of our sales-and-service force, which worked very aggressively to offset a difficult economy by utilizing our newest products and programs, as well as our unrivaled service, to outperform the industry and the competition.
- Our net income rose 11 percent to $210 million. Diluted net income per share went up 10 percent to $1.60. Our results for 2002 included restructuring charges and several other unusual items. Comparability with prior years is also affected by the acquisition of Henkel-Ecolab and the elimination of goodwill amortization. Excluding these items, our diluted pro forma income from ongoing operations per share rose 13 percent to $1.84.
- Our stock price finished the year up 23 percent at $49.50, beating the Standard & Poor's 500's 23 percent decline by a wide margin. This was the third consecutive year – and 10th year out of the last 12 – that Ecolab's stock outperformed the S&P 500. That is an outstanding record.
- Our return on beginning shareholders' equity was 24 percent, exceeding our corporate goal of 20 percent for the 11th year in a row.

• In December, we raised our quarterly cash dividend 7 percent to $0.145 per common share. As a result, our indicated annual rate went up to $0.58 per share. It was our 11th consecutive annual dividend rate increase.

• Ecolab continued to enjoy strong cash flow, with record cash provided by operating activities of $423 million. This strong cash flow contributed once again to a strong balance sheet. Our 2002 total debt to capitalization ratio was 39 percent, strengthening our "A" category balance sheet from all the major rating agencies, as well as our Prime-1 commercial paper rating.

• We continued to work during 2002 to streamline and improve our worldwide operations, as well as produce costs savings. We did this through a global effort that resulted in a small workforce reduction, the closing of several less-efficient facilities, the discontinuation of low-volume products, and certain benefit plan changes. We also made progress in the ongoing integration of Europe into our global operating infrastructure. I am confident our actions optimized our business and made us an even more efficient, effective company for the long term, and improved our profitability and growth potential.

We turned up our product offerings and service capabilities

• In 2002, we introduced many exciting new additions to our always-growing lineup of innovative, highly differentiated products, systems and services. They include *Oasis Pro*, a complete, cost-effective housekeeping program for hospitality and healthcare operations featuring high-performance products that meet the widest variety of cleaning needs; *Inspexx 100*, which is utilized in chill water systems to control salmonella and reduce other potentially dangerous pathogens on poultry; *DermaFoam*, a handcare program for quickservice restaurants that helps combat food safety problems by promoting the highest standard of employee hygiene; the *Triplex Energy System*, a low-temperature laundry program that provides gentle-yet-effective cleaning power and reduces energy costs, is helping us gain customers in Europe's growing textile leasing market; the *Rodent Interceptor*, which channels rodents to mechanical traps and is a key element of a comprehensive new pest elimination program targeted specifically at the food retail industry; and the unique *PhaZer* Mobile Floor Care System, which helps office, healthcare, retail, educational

Allan L. Schuman, Chairman of the Board and Chief Executive Officer



facilities and other high-volume floor care customers finish floors up to four times faster and at a lower total cost.

To learn about more of our latest offerings, check out the "2002 Review of Operations" section of this report.

• We continued to strengthen our industry-leading sales-and-service organization by adding 700 new field associates, for a global total that exceeds 11,400. This represents a 7 percent increase over 2001.

We turned up our growth through strategic acquisitions

• We took another major step forward in our growth plans in September 2002, when we announced that we were expanding our highly successful Pest Elimination business across the Atlantic to Europe. To this end, we gave ourselves a ready-made foothold in the region by acquiring Terminix Ltd., a subsidiary of The ServiceMaster Co. of Downer's Grove, Illinois. Based in London, Terminix reported annual sales of $65 million. It provides commercial pest elimination services throughout the United Kingdom and the Republic of Ireland. This important action was a natural extension of our Circle the Customer - Circle the Globe strategy. Further, the move is just one way in which we are realizing our pledge to introduce new offerings worldwide, made when we acquired 100 percent ownership of our former joint venture.

• In December, we made another noteworthy acquisition in Europe by purchasing Adams Healthcare, the leading supplier of hospital hygiene products in the United Kingdom with annual sales of about $19 million. Formerly operated by Medical Solutions plc, this transaction not only helps us better serve the United Kingdom's growing healthcare market, but it also will allow us to strengthen our existing Hospital Hygiene business in Europe.

• Also in December, we sold Darenas, a janitorial products distribution business based in Birmingham, England, to Bunzl plc of London. This divestiture was consistent with our stated aim to remain focused on our core competencies and leverage growth opportunities via markets and businesses in which we can clearly differentiate and add value.

We turned up development of our leadership team

• Doug Baker was named Ecolab's president and chief operating officer in August. A 14-year Ecolab veteran, Doug had previously held a number of key management positions within our company, most recently serving as president of the Institutional Sector. Doug has proven well-suited to this critical leadership role, and he is working diligently with me, International President John Spooner and the rest of our management team to develop and leverage the tremendous opportunities that lie ahead for Ecolab.

• In July, I regretfully accepted the resignation of Rick Marcantonio, who had served as president of our Industrial and Service sectors. During Rick's five years at Ecolab, we strategically refocused our industrial businesses and expanded our service businesses, laying the groundwork for their further development. We thank Rick for his contributions to Ecolab and wish him every success in his new career endeavors.

We turned up our reputation in the business world

• For the third consecutive year, Ecolab was once again named one of America's "100 Best Corporate Citizens" by *Business Ethics* magazine. We simply couldn't have been more proud of this honor, particularly in light of the public scrutiny regarding corporate ethics. At Ecolab, we have long committed ourselves to conducting our business with the utmost integrity and responsibility, and we greatly appreciate this recognition.

• Also in 2002, I was honored to represent our company and its incredible associates by accepting two awards from our peers in the business world. In March, I was recognized as the 2001 Industrial Chemical CEO of the Year by international marketing consulting firm Frost & Sullivan for my role in "making a series of acquisitions that have created new channels in which to grow and, in general, making acquisitions to add capabilities to develop new services, new technologies or new geographies." Then in November, the Penn State Hotel and Restaurant Society named me the 2002 Hospitality Executive of the Year for an "ongoing commitment to service to the culinary, hospitality, educational and business communities."

Outlook

2002 was a start, but – mark my words – Ecolab has only just begun to turn it up!

During 2003 and beyond, we're going to continue to turn up the heat on the competition. We're going to keep turning up the energy, productivity and creativity within our ranks. And we're going to further turn up the volume, to make sure that the entire world knows what a remarkable company Ecolab really is. By doing all this, we are going to turn up the results for our customers and our shareholders alike.

Think we sound confident? Good. Aggressive? Great. At Ecolab, that's what we're all about. We're not going to spend our time worrying about what some people call this "age of uncertainty."

We know that certainty itself is an illusion. You have to make your own luck, taking full advantage of each opportunity as it presents itself. You have to make it happen. What we've done here at Ecolab is turn our company into a strong, steady growth machine, continually forging ahead. We don't rely on external forces to determine our success. Rather, we're busy shaping our own destiny, every single day, fueled by the incredible power and momentum that pervades our entire global organization.

We know exactly how we will grow. Our core businesses – Institutional, Food & Beverage, Kay and Pest Elimination – will obviously lead the way, but we also have a formidable stable of newer offerings – including GCS Service, Facilitec and EcoSure Food Safety Management, among others – that will make increasingly significant contributions to our success. Together, these established businesses will expand Ecolab's market share by doing three things: winning new customers through accelerated cross-divisional selling; improving account penetration (in other words, selling additional solutions to existing accounts); and introducing new products, systems and services that meet our customers' and potential customers' many needs.

Ecolab will also grow by leveraging the strengths of our industry-leading sales-and-service force, increasing productivity, adding quality employees and enhancing the various ways we partner with our customers – never forgetting, of course, that personal, on-demand service is what has always made Ecolab unique in an industry largely populated by commodity players. We're also unique in that we have a stronger global presence than anyone else. We're the world leader because when we say "Circle the Globe," we mean it.

Finally, we're going to amplify our research and development efforts, taking full advantage – as we always have – of the latest technologies to bring our customers the most advanced products and systems available. The scientists and engineers at Ecolab's world-class R&D facilities are the best in the business, and they're busy creating tomorrow's cleaning and sanitizing solutions today.

All this adds up to greater opportunity. For me, that's the mark of a true growth company – one that not only expands its market share but, at the same time, grows its overall market potential. Look at it this way: You can keep taking bigger and bigger pieces of the pie. But unless you figure out a way to grow the pie, pretty soon you're going to end up with an empty pan. At Ecolab, we've doubled the size of our pie over the last seven years. In 1995, we saw our market potential as $18 billion. Today it's $36 billion. And we have a strategic, long-term growth plan in place that will allow us to continue growing the pie. That gives us an awful lot of room to keep expanding our market share.

Going forward, we remain firmly committed to providing the highest-caliber solutions and service for our customers, and superior value for our shareholders. And we're going to do it the right way. No shortcuts. No excuses. Just results.

That is how we'll turn it up during 2003 and in the years to come. It's going to be fun. We hope you'll come along for the ride.

Allan L. Schuman

Allan L. Schuman
Chairman of the Board and Chief Executive Officer

Turning words into action

up

Turn it up! Sounds easy, right? Truth is, we wish it were that simple. In reality, there's much more to it than just saying the words. Great companies like Ecolab know that it takes action to achieve results. Over the years we've kept turning it up by doing six key things:

First, we have anticipated marketplace changes, always staying several steps ahead of the game. We've expanded our market potential, "growing the pie" as I referred to it above. We've maximized the differentiation between our offerings and the competition's, and we've built rock-solid customer relationships, the foundation of our Circle the Customer - Circle the Globe strategy. We've established a strong leadership team that combines vision and execution. Last, but by no means least, we've developed a truly unique culture that ties it all together.



Doing these things is never easy. Especially when you're the industry leader, it can be tempting to get too comfortable and think you're untouchable. At Ecolab, we know that nobody's untouchable and, most of all, we stay hungry for success. That's what got us here today – and why we'll keep turning it up tomorrow.

turn it up Pro



The complete, step-by-step *MarketGuard* program helps supermarkets abroad achieve and maintain the highest standards of cleanliness and sanitation.





Our *EpiSoft* Foaming Soap System combines luxurious lotion soap with innovative dispensing technology, transforming handwashing in the janitorial market.



Our wide selection of *Raburn* warehandling racks saves our restaurant and food-service customers money by reducing breakage and replacement costs.

that power a higher standard of clean.



Our *Quadexx* custom sanitation system for food and beverage processors utilizes advanced product chemistry, equipment and Web-based information technology.


OMEGA

The high-temperature *Ecotemp Omega HT* dishmachine delivers one-pass results by providing a choice of cycle length and product concentration depending on soil loads.


GEOSYSTEM
輝跡
KISEKI
NET 3kg
ECOLAB

Kiseki is the Japanese version of our *GeoSystem 9000* Solid Warewashing System, which combines superior cleaning power, improved safety and maximum ease of use.

ducts

Advanced chemistry. **State-of-the-art dispensing. Sleek, space-saving packaging. Only Ecolab solutions offer this brilliant combination – and much, much more. Because while our products and systems are the most sophisticated in the industry, we're never content with just meeting expectations. With a keen, unerring eye toward our customers' every need, we continue to revolutionize the industry with progressive cleaning and sanitation practices. After all, we're in the business of raising standards. And we'll never be satisfied with yesterday's best.**


ECOLAB

turn it up

How do you take the best and make it better? **That's the question our company's 20,000 associates are asking themselves every day. At Ecolab, we've always had the best associates in the industry. We know that today we're better than we were 10 years ago, and tomorrow we'll be even better yet. With new tools, techniques and training, coupled with an insatiable hunger for success, our experts are equipped to perform even greater feats for our customers. Because we're determined to outdo our very best.**









People



driven to top their very best.






turn it up

Service excellence. **It's an Ecolab tradition – one that built the $3.4 billion cleaning and sanitation leader. We take great pride in our exemplary service record. And today, we're poised to surpass it. How? By knowing the needs of our customers before they do. By taking on their toughest problems and solving them. By listening to customers, understanding every inch of their business and always being ready for a challenge. Every day. Every time. We want each Ecolab customer to feel like the only Ecolab customer. We're pursuing service stardom. And we intend to shine.**


that outshines expectations.



Magic formulas? **Our customers may think so. Right now, Ecolab's research and development team is discovering new and better formulas for clean. Utilizing everything from petri dishes to nuclear magnetic resonance spectroscopy, we combine cutting-edge technology with proven techniques to create and evaluate new applications. Simultaneously, experts in technical service test new solutions against "real world" conditions. Mixing inquiry, intellect and intensity, our scientists are making breakthrough strides toward a higher level of clean. That's a winning formula for our customers and our company.**



that unveils winning formulas.

turn it up Global


Ramirez
cialist
ECOLAB
許桂然
stephen


ECOLAB

to customers anywhere, everywhere.

reach

Looking to the horizon isn't enough for Ecolab. **We see farther. Because our mission is to offer complete solutions to customers everywhere. In the smallest European villages. The largest Japanese cities. America's suburbia. And everywhere in between. We're adding more talented associates to our global workforce to better serve our growing breadth of customers, no matter where they live and do business. Because location shouldn't limit anyone's access to Ecolab's quality of clean. We don't just say "Circle the Customer - Circle the Globe," we live it.**

turn it

2002 Review of Operations

To turn it up on a day-to-day basis, we count on our operating divisions and business units to make it happen. Like the pistons in a high-performance engine, they work together to generate the power that propels Ecolab's success.

From our sales-and-service associates, which provide service excellence worldwide 24 hours a day, 365 days a year, to our managers, charged with leading their businesses to ever-greater levels of performance, our associates are all united in the aggressive pursuit of growth. In 2002, our businesses worked harder than ever to deliver innovation and results, leveraging the amazing vitality of Circle the Customer - Circle the Globe to further strengthen Ecolab's reputation in the global marketplace.

Here is a business-by-business look at 2002's highlights.

UNITED STATES: INSTITUTIONAL

Institutional recorded a strong performance in 2002, propelled by gains with independent restaurants and corporate accounts, and by market share expansion as the lodging industry began a gradual recovery.

Highlights

- Made major account gains in the independent restaurant market, leveraging focused sales efforts and partnering with food distributors to seek new customers in this large and fertile market.
- Also made significant new corporate account customer gains, increasing its market share.
- Created dedicated sales-and-service personnel for the hospitality and healthcare markets, focusing on laundry, housekeeping, and pool and spa; also added dedicated sales specialists in major regions to drive new account growth.
- Introduced a range of new products, including *Oasis Pro*, a lodging and healthcare housekeeping system with concentrated products and greater dispensing efficiency, and *X-Pert*, a liquid laundry system for customers using home-style and small commercial washing machines.

Outlook

The Institutional Division expects to continue its earnings and market share growth in 2003 thanks to further gains with independent restaurants and corporate account customers. The division will accelerate new product and service introductions, and remain focused on highly integrated marketing programs and effective cost management, in order to outpace the economy and industry.

Oasis Pro is a complete housekeeping program for hospitality and healthcare.



KAY

Kay achieved outstanding growth across all of its segments in 2002, gaining new corporate accounts and market share through product introductions, enhanced field service and strong account retention.

Highlights

- Gained several significant new chain accounts in both the food retail service (FRS) and quickservice restauran (QSR) segments, continuing its leadership in these key markets.
- Launched *DermaFoam*, a new foaming handcare program, and *PureMark*, a water filtration program for ice and beverage machines, aimed at both QSR and FRS customers.
- Enhanced customer service and improved synergies by training field service associates to work with customers across all segments.
- Leveraged its strong customer relationships to increase cross-divisional initiatives with other Ecolab divisions, circling customers with additional product and service solutions.

Outlook

In 2003, Kay will continue to aggressively pursue new corporate accounts in all its businesses as it drives for increased market share, as well as develop new opportunities to complement its mix of offerings. Kay foresees ongoing gains in its core markets, with particularly strong opportunities in the international QSR segment

Sani-Wipes offer an easier way to sanitize food contact surfaces, with no rinsing.



GCS SERVICE

GCS Service further solidified its position as the only nationwide provider of commercial kitchen repair and parts service, as it integrated recent acquisitions by leveraging the consistently high operational standards for which Ecolab has long been renowned.

Highlights

- Developed a new management team and operating processes necessary to provide Ecolab's hallmark standard of service – a key differential in this attractive market.
- Successfully integrated Commercial Parts & Service, which was purchased in 2001, expanding geographic coverage in GCS's markets and increasing its market share.
- Secured a significant number of new corporate account customers in the quickservice and full-service restaurant segments.

Outlook

GCS Service's new management team is focused on strategically building its business in 2003 by increasing account penetration with existing customers. It will also continue to pursue new corporate account prospects. Additionally, new protocols will help standardize business functions among the division's nationwide service network, leading to improved service quality, increased efficiency and cost savings.

GCS Service provides foodservice equipment repair and maintenance nationwide.



PEST ELIMINATION

Customized programs and cross-selling initiatives helped drive solid 2002 growth in Pest Elimination's food and beverage, food retail and government markets.

Highlights

- Achieved yet another year of record sales and income thanks to highly customized service offerings, tremendous success with add-on sales, and strong productivity gains resulting from its *estat* program.
- Launched EcoSure Food Safety Management, a business that evaluates food safety procedures in food service and hospitality facilities. It offers customized food safety programs, on-site training and certification, and reporting services.
- Introduced its innovative *Rodent Interceptor*, a patent-pending product solution for supermarkets and other food-industry customers.

Outlook

Pest Elimination expects improved growth in 2003 as it achieves gains across its food and beverage, food retail, government and restaurant markets. It will continue partnering with other Ecolab divisions to create customized programs for specific markets, such as quick-service restaurants, and remain a leader in promoting cross-divisional sales by introducing additional Ecolab services to further circle its existing customers.

The *Rodent Interceptor* helps eliminate rodents in food retail environments.



PROFESSIONAL PRODUCTS

Professional Products increased its core healthcare business in 2002 and repositioned its janitorial business for growth, although the planned phase-out of less profitable specialty businesses and product lines offset that improvement.

Highlights

- Continued building its janitorial business through distributor partnerships and the pursuit of large, regional building service contractors (BSCs).
- Expanded its healthcare business by continuing to drive market share gains in acute care, expanding its reach to include alternate care customers such as surgery centers and doctors' offices, and exiting lower profitability product lines in this segment.
- Launched a number of new products, including *PhaZer*, a solid floor finish with a unique backpack applicator that provides significant labor savings for healthcare and janitorial customers, and *NaturMild*, a line of dye- and fragrance-free skin care products for healthcare personnel.

Outlook

In 2003, Professional Products will continue to pursue the tremendous opportunities in the janitorial market and the BSC segment. In the healthcare market, products for acute care, infection prevention, janitorial and housekeeping are expected to do well. The division also plans to launch a line of solids for instrument care, extending its well-received *Asepti-Solid* hospital cart wash offering.

PhaZer is a labor-saving floor care system for healthcare and janitorial customers.



TEXTILE CARE

2002 was a year of improvement for Textile Care, as its new management team created innovative operational efficiencies, focused on its core commercial and shirt laundry business, and marked a return to growth.

Highlights

- Posted modest sales growth and dramatically improved operating results by focusing on its core customer base, carefully controlling expenses and reorganizing its corporate accounts team.
- Completed a significant product rationalization designed to streamline its offerings and reduce costs while providing improved performance for the customer base.
- Created a division council with its European Textile Care counterpart, facilitating the cross-Atlantic exchange of best practices relating to products, marketing, R&D and corporate accounts.
- Enjoyed ongoing success with *Turbo-FlexTra Visco Conditioner*, a key product that offers improved results and a more economical use cost.

Outlook

Textile Care expects to continue its growth in 2003, and foresees additional profit improvement as well. It will continue to focus on chain and individual customers in its key segments, differentiating through standardization of enhanced service and product solutions. Additionally, the division will leverage its unmatched ability to provide customers with total cost management, offering concrete technical improvements that help save energy, water and labor.

Aquamiser, a water reuse system for industrial laundries, helps save water and energy.



FOOD & BEVERAGE

Food & Beverage increased its share in corporate accounts and expanded several key programs in 2002. It used aggressive sales efforts to offset continuing industry consolidation, resulting in modest sales growth.

Highlights

- Grew at double-digit rates in the beverage industry thanks to brewery and beverage corporate account agreements.
- Achieved major corporate account gains in its meat, poultry, dairy, beverage and food segments, leading to growth that outpaced the market in many industries.
- Enjoyed ongoing success with *Quadexx*, an Internet-enabled formulation and allocation system for food processing plants that provides hands-off dispensing, reduced costs and exceptional information-management capability.
- Introduced *Inspexx 100* for poultry chill water systems, where it is highly effective at reducing salmonella on poultry.
- Expanded its *Livestock Disease Interventions* program to calf-growing operations.

Outlook

In 2003, Food & Beverage expects continued corporate account gains and recent product offerings such as *Quadexx* and *Inspexx* to more than offset slow markets and yield sales growth. The division will continue its market specialization strategy and its commitment to account retention. It will continue to address the challenge of industry consolidation with proven solutions that increase food safety, brand protection and operational efficiency.

Inspexx 200 helps meat processors reduce potentially dangerous pathogens.



WATER CARE SERVICES

Water Care Services sales eased slightly in 2002 as it streamlined its operations in a challenging year. Growth in several key markets offset economic challenges elsewhere and the exit from certain non-core markets.

Highlights

- Achieved good growth in its commercial laundry market by working closely with Ecolab's Textile Care Division to circle customers with complete wash-water and wastewater solutions.
- Streamlined its operations and lowered costs by closing its Kansas City, Mo., facility; moving its Technical Services group to Ecolab's St. Paul headquarters; and relocating production.
- Gained preferred supplier status with three major group-purchasing organizations in the healthcare market, resulting in solid growth and excellent potential in the acute care segment.

Outlook

Water Care Services expects 2003 growth in the healthcare and hospitality markets, driven by preferred supplier agreements with several buying groups. Its business within the food and beverage market is expected to improve once again thanks to a rebound in customer capital expenditures and new leasing options for its wastewater treatment equipment. The division will also continue to pursue strategic partnerships across its markets.

Crystal Mate reduces scaling and corrosion in cooling towers and boilers.



VEHICLE CARE

Vehicle Care's major corporate account gains and strong distributor relationships helped offset various market challenges in 2002, resulting in modest overall sales growth.

Highlights

- Generated significant corporate account and distributor sales growth in the in-bay (automatic wash) market, gaining exclusive, multi-year agreements with major oil companies.
- Further established its technological leadership with *Harmony*, a new, complete product line for the full-service conveyor wash market that saves significant time and labor while improving results.
- Enjoyed strong, ongoing sales of *Solid Ovation*, a popular pre-soak that improves performance, safety and cost effectiveness.

Outlook

Going forward, Vehicle Care expects continued growth in its in-bay market and a return to growth in its conveyor market. In 2003, the division will establish a strong base for long-term growth by leveraging new innovations introduced in the last two years. Tightly controlled costs and increased sales associate headcount are also expected to drive profitability.

Harmony is an innovative cleaning system designed for conveyor car washes.



INTERNATIONAL: EUROPE

Ecolab's focused European management team implemented a pan-European business strategy and made significant investments to build solid growth across its markets and to offset a weak economic climate.

Highlights

- Generated strong organic Food & Beverage growth, which jumped to double-digit rates due to the acquisition of Kleencare operations in the United Kingdom, France, Switzerland and the Netherlands.
- Gained market share in its Institutional, Textile Care and Professional Products divisions thanks to strong "street" business, popular product offerings, and an emphasis on water and energy savings.
- Acquired Terminix Ltd., the No. 2 commercial pest elimination company in the United Kingdom and Republic of Ireland, extending Ecolab's proven expertise and success in this segment to its European customers.
- Bolstered its healthcare business in the United Kingdom through the acquisition of Adams Healthcare, broadening the business mix and further adding to Europe's growth potential.

Outlook

Europe anticipates steady growth and increased market share in 2003, driven by new technologies premium service offerings and aggressive marketing strategies. Acquisitions are expected to play an important and ongoing role in geographic and market expansion as Ecolab pursues growth opportunities and enhances its European business portfolio.

Ready-to-use *Incidin Foam* disinfects sensitive medical surfaces and objects.



ASIA PACIFIC

Facing a lingering tourism downturn and weakened economies, Ecolab's Asia Pacific region posted modest overall sales growth in 2002 by gaining market share and driving rapid growth in its expanding markets.

Highlights

- Achieved strong sales and profit growth in China, New Zealand and Southeast Asia.
- Grew its business in Japan through focused sales efforts and competitive gains, despite the country's declining and deflationary economy.
- Established a direct organization in Vietnam by purchasing its distributor and developing Ecolab sales personnel.
- Expanded key programs in its Institutional, Professional Products and Pest Elimination divisions, increasing sales within existing accounts.
- Grew its Pest Elimination business through an acquisition in New Zealand.

Outlook

Asia Pacific expects continued strong 2003 sales in China, New Zealand and East Asia, as well as improved sales elsewhere. Its Pest Elimination business has significant opportunities throughout the region, and is also expected to benefit from additional acquisitions. Asia-Pacific will emphasize recruiting, hiring and training efforts in its high-growth markets.

CANADA

Ecolab's Canadian business continued to show sustained growth as it outpaced the market in 2002. Success with corporate accounts and "street" business propelled solid gains across its core markets.

Highlights

- Achieved record sales and double-digit beverage and brewery growth through a major corporate account gain and new product offerings.
- Posted double-digit growth in its *Ecotemp* leasing program, thanks to new *Omega* dishmachines and popular solid products.
- Launched *Oasis Select 4*, a central dispensing system that saves space and increases ease of use for restaurant and hospitality customers, and added several odor counteractants to its successful *Oasis* product line.
- Expanded its pool and spa business, training additional sales associates as Certified Pool Operators.
- Increased Kay's Food Retail market share through expansion into Canada's largest grocery chain.

Outlook

In 2003, Canada foresees continued Institutional growth in its *Ecotemp* and pool and spa businesses through increased "street" sales, activity with distributor partners and associate-training initiatives. Ongoing Food & Beverage growth is also expected, particularly among corporate accounts in the food, brewery and beverage segments.

LATIN AMERICA

The Latin America business achieved strong growth across many market segments in 2002 despite sluggish tourism and widespread economic problems in the region.

Highlights

- Posted very strong organic growth in its Pest Elimination segment through the successful integration of acquisitions made in previous years, increased cross selling, aggressive sales training and expansion of key programs.
- Achieved double-digit food and beverage growth in local currencies despite devaluations in several countries.
- Launched the *Market Guard* food retail program in Mexico, Argentina, Brazil and Puerto Rico, providing customers with a complete line of cleaners, sanitizers, equipment and training materials.
- Debuted *Vortexx ES*, a new surface sanitizer that offers food and beverage customers quick, effective results and increased brand protection.

Outlook

The Latin America business expects ongoing growth in its food and beverage, pest elimination and food retail segments, which will continue to help offset the slower hospitality market. Cross-selling initiatives, corporate account gains and geographic expansion within key countries will also drive growth in 2003. Latin America will also increase its presence in industries such as poultry, agriculture, meat and fish production.

AFRICA/EXPORT

Despite intense economic and political challenges in 2002, Ecolab's Africa and Export businesses aggressively pursued new customers to help offset a sharp drop in tourism.

Highlights

- Grew Food & Beverage business substantially in Nigeria, Saudi Arabia and South Africa, which posted a double-digit sales increase.
- Created a newly unified organizational structure to facilitate the dissemination of global technical assistance, R&D support and product expertise.
- Expanded the Export business into Armenia and Georgia, establishing relationships with distributors and conducting training.
- Worked aggressively to combat the effects of decreased tourism in Israel by gaining new customers, entering new market segments and achieving excellent account retention.

Outlook

In 2003, the Africa and Export businesses will aggressively pursue both corporate and individual accounts as they introduce the newest generation of Ecolab products. Turkey will become part of Ecolab's Africa/Middle East region and is expected to significantly contribute to the region's profitability. Additional expansion is planned into former Soviet republics such as Turkmenistan, Tajikistan, Kyrgystan and Uzbekistan.

Oxonia Active is a broad spectrum sanitizer used in the food and beverage industry.



The Ecotemp *Omega HT* dishmachine delivers superior results in just one pass.



Vortexx ES provides advanced hard surface sanitation to food and beverage plants.



The *S 3000* is an advanced cleaning and sanitation system for food processing facilities.



Financial discussion

The following discussion and analysis provides information that management believes is useful in understanding Ecolab's operating results, cash flows and financial position. The discussion should be read in conjunction with the consolidated financial statements and related notes.

Forward-Looking Statements

This financial discussion and other portions of this Annual Report to Shareholders contain various "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These include expectations concerning business progress and expansion, business acquisitions, debt repayments, susceptibility to changes in technology, global economic conditions and liquidity requirements. These statements, which represent Ecolab's expectations or beliefs concerning various future events, are based on current expectations. Therefore, they involve a number of risks and uncertainties that could cause actual results to differ materially from those of such Forward-Looking Statements. These risks and uncertainties include the vitality of the hospitality, foodservice and travel industries; restraints on pricing flexibility due to competitive factors and customer and vendor consolidations; changes in oil or raw material prices or unavailability of adequate and reasonably priced raw materials; the occurrence of capacity constraints or the loss of a key supplier; the effect of future acquisitions or divestitures or other corporate transactions; the company's ability to achieve plans for past acquisitions; the costs and effects of complying with: (i) laws and regulations relating to the environment and to the manufacture, storage, distribution, efficacy and labeling of the company's products and (ii) changes in tax, fiscal, governmental and other regulatory policies; economic factors such as the worldwide economy, interest rates and currency movements, including, in particular, the company's exposure to foreign currency risk; the occurrence of (a) litigation or claims, (b) the loss or insolvency of a major customer or distributor, (c) war, (d) natural or manmade disasters (including material acts of terrorism or other hostilities which impact the company's markets) and, (e) severe weather conditions affecting the foodservice, hospitality and travel industries; loss of, or changes in, executive management; the company's ability to continue product introductions and technological innovations; and other uncertainties or risks reported from time-to-time in the company's reports to the Securities and Exchange Commission. In addition, the company notes that its stock price can be affected by fluctuations in quarterly earnings. There can be no assurances that the company's earnings levels will meet investors' expectations.

2002 Overview

In 2002, Ecolab achieved a strong financial performance, posting double-digit net income growth, strong cash flow increases, a healthy return on investment and an improved balance sheet. Moreover, the company did this against a challenging global economic environment, utilizing aggressive actions, new product and service introductions and the effective implementation of its successful Circle the Customer – Circle the Globe growth strategy to expand its market potential. The following discusses these actions and others in more detail:

- Diluted net income per share was $1.60 for 2002, up 10 percent from $1.45 in 2001. Several unusual items affect the comparability in 2002 and 2001 net income and earnings per share. For 2002, these items include



Return on Beginning Equity
(Percent)
34.9%
25.5%
27.1%
24.9%
23.8%
1998
1999
2000
2001
2002

Net income divided by beginning equity.



Total Return to Shareholders
(Percent)
31.9%
28.6%
21.0%
9.3%
11.6%
(5.6)%
24.3%
(9.1)%
(11.9)%
(23.4)%
1998
1999
2000
2001
2002

Share appreciation plus dividends
S&P 500 Total Return

(i) a transitional impairment charge from the adoption of Statement of Financial Accounting Standards (SFAS) No. 142 of $4.0 million after tax ($0.03 per diluted share), (ii) a one-time gain from benefit plan changes of $3.5 million after tax ($0.03 per diluted share), (iii) special charges related to restructuring and the integration of European operations of $32.4 million after tax ($0.25 per diluted share) and (iv) a gain from discontinued operations of $1.9 million after tax ($0.01 per diluted share). Comparison of results with those of 2001 is also affected by the adoption of SFAS No. 142 (the elimination of goodwill amortization) and the acquisition and consolidation of the former European joint venture at the end of 2001. If the European operations had been consolidated with Ecolab for 2001, the effect would have been an increase in diluted income per share of $0.03 for 2001. In addition, if SFAS No. 142 had been applied to 2001 operating results, including the joint venture on a consolidated basis, diluted income per common share would have increased by $0.15 for 2001. Excluding the items previously mentioned from both 2002 and 2001, diluted income per share from ongoing operations on a pro forma basis increased 13 percent to $1.84 in 2002 from $1.63 in 2001.
- Return on beginning shareholders' equity was 24 percent for 2002 compared with 25 percent in 2001. Adjusting for the unusual items in 2002, return on beginning shareholders' equity was 27 percent. This was the eleventh consecutive year the company exceeded its long-term financial objective of a 20 percent return on beginning shareholders' equity.
- The company maintained its debt rating within the "A" categories of the major rating agencies during 2002.
- For the third consecutive year, as well as for the past ten out of twelve years, the company's stock price out performed the Standard & Poor's 500 index. Ecolab's stock price increased 23 percent during 2002 compared with a decrease of 23 percent in the Standard & Poor's 500 index. Including cash dividends, Ecolab's total return to shareholders was 24 percent for 2002.
- Net sales for 2002 reached an all-time high of $3.4 billion and increased 47 percent over 2001. Net sales for 2002 include sales of $0.9 billion for European operations, which was acquired as of year-end 2001. Net sales for 2002 increased 7 percent compared with pro forma sales for 2001, including the European joint venture.

- Operating income was $396 million for 2002, an increase of 24 percent from $318 million in 2001. This includes operating income of $84 million for European operations. Operating income represented 11.6 percent of net sales, down from last year's 13.7 percent. Excluding unusual items (special charges in 2002 and elimination of goodwill amortization and consolidation of the European joint venture in 2001), pro forma operating income for 2002 increased 9 percent over 2001. Pro forma operating income was 13.0 percent of net sales in 2002 compared with 12.7 percent in 2001.
- The company increased its annual cash dividend rate for the eleventh consecutive year. The cash dividend was increased 7 percent in December 2002 to an annual rate of $0.58 per common share.
- During 2002, the company completed the plans announced in early 2002 to undertake restructuring and cost saving actions and activities to integrate the newly acquired European operations. The company's 2002 results also include the impact of acquisitions completed during the year, including Audits International, Kleencare Hygiene and Terminix, Ltd., in order to continue to broaden its product and service offerings in line with its Circle the Customer – Circle the Globe strategy.

Critical Accounting Policies and Estimates

Management's discussion and analysis of its financial condition and results of operations are based upon the company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported revenues and expenses during the reporting period. Management bases these estimates on historical experience and various other evidence and assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the recorded values of certain assets and liabilities. Actual results could differ from these estimates.

Management believes the company's critical accounting policies and areas that require more significant judgments and estimates used in the preparation of its consolidated financial statements to be:

- revenue recognition, including the effects of customer based programs and incentives;
- estimating valuation allowances and accrued liabilities, specifically sales returns and allowances, the allowance for doubtful accounts and litigation and environmental accruals;
- the determination of actuarially determined liabilities related to pension plans, other postretirement benefit obligations and self-insurance reserves;
- accounting for income taxes;
- valuation and useful lives of long-lived and intangible assets; and
- determining functional currencies for the purpose of consolidating our International operations.

The company recognizes revenue on product sales at the time title transfers to the customer. The company records estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives. If market conditions were to decline, the company may take actions to increase customer incentive offerings, possibly resulting in a reduction of gross profit margins at the time the incentive is offered.

Management estimates sales returns and allowances by analyzing historical returns and credits, and applies these trend rates to the most recent 12 months' sales data to calculate estimated reserves for future credits. Management estimates the allowance for doubtful accounts by analyzing accounts receivable balances by age, applying historical trend rates to the most recent 12 months' sales, less actual write-offs to date. In addition, management's estimates also include separately providing for 100 percent of specific customer balances when it is deemed probable that the balance is uncollectible. Actual results could differ from these estimates under different assumptions.

Management's current estimated ranges of liabilities related to pending litigation and environmental claims are based on management's best estimate of probable future costs. The company has recorded the amounts that represent the points in the ranges that management believes are most probable or the minimum amounts when no amount within the range is a better estimate than any other amount. Potential insurance reimbursements are not anticipated in the company's accruals for environmental liabilities. While the final resolution of litigation and environmental contingencies could result in amounts different than current accruals, and therefore have an impact on the company's consolidated financial results in a future reporting period, management believes the ultimate outcome will not have a significant effect on the company's consolidated results of operations, financial position or cash flows.

Pension and other postretirement benefit obligations are actuarially determined. These calculations include assumptions related to the discount rate, projected salary and health care increases and the expected return on assets. The company is self-insured in North America for most workers compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The company is insured for losses in excess of these limitations. The company is also self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations. The company determines its liabilities for claims incurred but not reported on an actuarial basis. A change in these assumptions could cause actual results to differ from those reported.

Management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. As part of the process of preparing the company's consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which the company operates. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the company's consolidated balance sheet. Management must then assess the likelihood that deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, a valuation allowance must be established. To the extent that a valuation allowance is established or increased, an expense within the tax provision is included in the statement of operations.

Management periodically reviews its long-lived and intangible assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset's carrying value over its estimated fair value. Management also periodically reassesses the estimated remaining useful lives of its long-lived assets. Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in earnings.

In 2002, SFAS No. 142, "*Goodwill and Other Intangible Assets*" became effective and as a result, the company ceased to amortize goodwill in 2002. The company estimates the impact of discontinuing the amortization of goodwill to have increased net income by approximately $28.8 million, or $0.22 per diluted share for the year ended December 31, 2002. The company was required to perform an initial impairment review of its goodwill in 2002 under the guidelines of SFAS 142. The result of testing goodwill for impairment was a non-cash charge of $4.0 million ($0.03 per share). All of the impairment charge relates to the Africa/Export reporting unit due to the difficult economic environment in that region. Management has continued to review its goodwill for impairment on a reporting unit basis under the guidelines of SFAS No. 142 on an annual basis.

In preparing the consolidated financial statements, the company is required to translate the financial statements of its foreign subsidiaries from the currency in which they keep their accounting records, generally the local currency, into United States dollars. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss in shareholders' equity. Income statement accounts are translated at the average rates of exchange prevailing during the year. The different exchange rates from period to period impact the amount of reported income from the company's International operations.

Operating Results

Consolidated

(thousands, except per share)	2002	2001	2000
Net sales	$3,403,585	$2,320,710	$2,230,661
Operating income	$ 395,866	$ 318,179	$ 343,139
Income			
Continuing operations before change in accounting	$ 211,890	$ 188,170	$ 208,555
Change in accounting	(4,002)		(2,428)
Discontinued operations	1,882		
Net income	$ 209,770	$ 188,170	$ 206,127
Diluted income per common share			
Continuing operations before change in accounting	$ 1.62	$ 1.45	$ 1.58
Change in accounting	(0.03)		(0.02)
Discontinued operations	0.01		
Net income	$ 1.60	$ 1.45	$ 1.56

Financial results for 2002 include several unusual items, most notably (i) a transitional impairment charge from the adoption of SFAS No. 142, (ii) a one-time gain from benefit plan changes, (iii) special charges related to restructuring and the integration of European operations and (iv) a gain from discontinued operations. Comparison of results with those of 2001 is also affected by the adoption of SFAS No. 142 (the elimination of goodwill amortization) and the acquisition and consolidation of the former European joint venture at the end of 2001. The company has published certain historical unaudited pro forma financial information for 2001 to assist investors in understanding the pro forma effects of the adoption of SFAS No. 142, and the acquisition of the former European joint venture, as well as the effects of certain reclassifying adjustments.

In connection with adopting Emerging Issues Task Force (EITF) 01-09, *Accounting for Consideration Given by a Vendor to a Customer*, the company reclassified certain customer incentive costs from selling, general and administrative expenses to a component of revenue at the beginning of 2002. Prior year results have been reclassified for consistency purposes, the impact of which decreased previously reported revenue by approximately $34 million for each of the years ended December 31, 2001 and 2000. Also, at the beginning of 2002, the company reclassified repair part costs from selling, general and administrative expenses to cost of sales. Prior year costs have been reclassified to increase cost of sales by $31 million for 2001 and $30 million for 2000. These reclassifications had no impact on previously reported net income or shareholders' equity. The following management discussion reflects these reclassifications.

The non-GAAP financial measures included in the following tables are not presented pursuant to Article 11 (pro forma financial information) of Regulation S-X and should be read in conjunction with the reported results determined in accordance with accounting principles generally accepted in the United States of America. They are provided to assist in the reader's understanding of the impact of unusual items on the comparability of the company's operations for the years ended December 31, 2002 and 2001. The tables below reconcile as reported amounts (U.S. GAAP amounts) to pro forma amounts as adjusted for special charges related to the restructuring and integration of European operations, a one-time gain from benefit plan changes, a transitional impairment charge from the adoption of SFAS No. 142 and a gain from discontinued operations.

Supplemental 2002 Pro Forma Consolidated Operating Results Information

Year Ended December 31, 2002 (thousands, except per share)	Total	Unusual Items*	Excluding Unusual Items
Operating income	$ 395,866	$ 46,008	$ 441,874
Interest expense, net	(43,895)		(43,895)
Income before income taxes	351,971	46,008	397,979
Provision for income taxes	(140,081)	(17,121)	(157,202)
Change in accounting	(4,002)	4,002	
Discontinued operations	1,882	(1,882)	
Net income	$ 209,770	$ 31,007	$ 240,777
Diluted net income per common share	$ 1.60	$ 0.24	$ 1.84

*Unusual items include special charges related to restructuring activities and the integration of European operations of $51.8 million, a one-time gain from benefit plan changes of $5.8 million, a change in accounting for the transitional impairment charge from the adoption of SFAS No. 142 of $4.0 million and a gain from discontinued operations of $1.9 million.

Supplemental Diluted Earnings Per Share Information		
(Diluted earnings per share)	**2002**	2001
Pro forma income from ongoing operations	**$ 1.84**	$ 1.63
Pro forma adjustments:		
Acquisition of European joint venture		(0.03)
Adoption of SFAS No. 142 – to eliminate goodwill amortization		(0.15)
Special charges	**(0.25)**	
One-time gain from benefit plan changes	**0.03**	
Adoption of SFAS No. 142 – transitional impairment charge	**(0.03)**	
Discontinued operations	**0.01**	
Net income, as reported	**$ 1.60**	$ 1.45

Consolidated net sales reached $3.4 billion for 2002, an increase of 47 percent over net sales of $2.3 billion in 2001. Business acquisitions, primarily the acquisition of the European joint venture, contributed to the overall sales growth for 2002. Excluding acquisitions, primarily the European joint venture, consolidated net sales increased 4 percent in 2002. Sales growth was experienced in most of the company's divisions. Changes in currency translation negatively impacted the consolidated sales growth rate by approximately 1 percentage point for 2002. Sales results reflected aggressive selling efforts, the benefits of investments in sales force training and productivity tools, and new products, which were partially offset by the poor economic environment.

The company's consolidated gross profit margin was 50.4 percent of net sales for 2002, which decreased from a gross profit margin of 51.7 percent in 2001. Cost of sales included restructuring costs of $9.0 million for the year ended December 31, 2002. Excluding these restructuring charges, the gross profit margin was 50.7 percent for 2002. The gross profit margin was also negatively affected by the acquisition and consolidation of the European joint venture. The gross profit margin for 2001 on a pro forma basis (reflecting the European joint venture on a consolidated basis) was 50.2 percent. Ecolab's gross profit margin benefited from product mix improvements and cost reduction actions.

Selling, general and administrative expenses for 2002 were 37.7 percent of net sales, a decrease from total selling, general and administrative expenses of 38.0 percent of net sales in 2001. The selling, general and administrative expense margin on a pro forma basis (reflecting the consolidation of the European joint venture and the elimination of goodwill amortization) for 2001 was 37.5 percent. This increase in 2002 over the prior year is partially due to stronger sales and income, which resulted in higher commissions and incentive-based compensation. This increase was partially offset by tight cost controls and savings related to restructuring activities in 2002.

During the first quarter of 2002, management approved various restructuring and other cost-saving actions, including costs to integrate the company's European operations, in order to streamline and improve the company's global operations. These actions resulted in pre-tax charges of $51.8 million ($32.4 million after tax, or $0.25 per diluted share) in 2002. These charges were partially offset by a curtailment gain of $5.8 million ($3.5 million after tax, or $0.03 per diluted share) attributable to certain benefit plan changes. The restructuring included a reduction of the company's global workforce during 2002, the closing of several facilities, the discontinuance of selected product lines and other actions. The expected cost savings related to restructuring activities began in 2002 and are expected to have their full impact beginning in 2003. Restructuring savings were approximately $16 million ($10 million after tax, or $0.08 per diluted share) in 2002. Beginning in 2003, the company expects annual pretax savings of $25 million to $30 million ($15 million to $18 million after tax). The company expects to reinvest some of these savings in the business. Further details related to these restructuring expenses are included in Note 3 of the notes to consolidated financial statements.

Operating income for 2002 was $396 million and increased by 24 percent over operating income of $318 million in 2001. As a percentage of net sales, operating income was 11.6 percent compared with 2001 operating income of 13.7 percent on an as reported basis. Excluding special charges, operating income for 2002 was $442 million, or 13.0 percent of net sales. This compared to 2001 pro forma operating income (reflecting the consolidation of the European joint venture and elimination of goodwill amortization) of $404 million, or 12.7 percent of net sales. This comparison of operating income margins reflects tight cost controls, savings from cost reduction initiatives, and the sale of new products.

In addition to continuing operations, a legal issue related to the disposal of a business in 1992 was resolved during 2002, resulting in the recognition of a gain from discontinued operations of approximately $1.9 million (net of income tax benefit of $1.1 million) or $0.01 per diluted share.

The company's net income for 2002 was $210 million. Net income included restructuring charges of $32.4 million after tax, a curtailment gain of $3.5 million after tax, a gain from discontinued operations of $1.9 million after tax and a SFAS No. 142 transitional impairment charge of $4.0 million after tax. Excluding these items, after-tax income for 2002 was $241 million, an increase of 28 percent over net income of $188 million in 2001. This improvement reflected good operating income growth in most of the divisions, the additional operating income generated by the acquisition of the European joint venture and the elimination of goodwill amortization. This was partially offset by higher net interest expense due to increased borrowings primarily to finance the company's acquisition of the European joint venture. Currency translation benefited diluted net income by $0.02 per share for 2002. As a percentage of net sales, after-tax income for 2002 was 6.2 percent. Excluding the unusual items previously mentioned, after-tax income for 2002 was 7.1 percent of net sales, down from 8.1 percent in 2001 due to the addition of Europe.

2001 compared with 2000

The non-GAAP financial measures included in the following table are not presented pursuant to Article 11 (pro forma financial information) of Regulation S-X and should be read in conjunction with the reported results determined in accordance with accounting principles generally accepted in the United States of America. It is provided to assist in the reader's understanding of the impact of unusual items on the comparability of the company's operations for the year ended December 31, 2000. The table below reconciles as reported amounts (U.S. GAAP amounts) to pro forma amounts as adjusted for the gain on the sale of Jackson, special charges and the cumulative effect of a change in accounting for revenue recognition.

Supplemental 2000 Pro Forma Consolidated Operating Results Information

Year Ended December 31, 2000 (thousands, except per share)	Total	Unusual Items*	Excluding Unusual Items
Operating income	$ 343,139	$(18,788)	$ 324,351
Interest expense, net	(24,605)		(24,605)
Income before income taxes	318,534	(18,788)	299,746
Provision for income taxes	(129,495)	8,111	(121,384)
Equity in earnings of Henkel-Ecolab	19,516		19,516
Change in accounting	(2,428)	2,428	
Net income	$ 206,127	$ (8,249)	$ 197,878
Diluted net income per common share	$ 1.56	$ (0.06)	$ 1.50

*Unusual items include the gain on the sale of the Jackson MSC, Inc. business of $25.9 million, special charges of $7.1 million and the cumulative effect of a change in accounting for revenue recognition of $2.4 million.

Consolidated net sales reached $2.3 billion for 2001, an increase of 4 percent over net sales of over $2.2 billion in 2000. Sales increased in nearly all of the company's divisions. Business acquisitions also contributed to the overall sales growth for 2001. Businesses acquired in 2001 and the annualized effect of businesses acquired and disposed of in 2000 accounted for approximately 2 percentage points of the growth in consolidated sales for 2001. Changes in currency translation negatively impacted the consolidated sales growth rate by approximately 2 percentage points for 2001. Sales results reflected benefits from aggressive sales efforts, new account growth, new products, and additional programs to solve customer cleaning needs. These benefits were partially offset by a poor economic environment and a slowdown in the travel and hospitality markets following the September 11 terrorist attacks.

The company's consolidated gross profit margin was 51.7 percent of net sales for 2001, which decreased from a gross profit margin of 52.6 percent in 2000. The comparison reflected lower fuel costs and restructuring costs in 2001. These effects were offset by increased raw material costs, unfavorable sales mix, fixed costs growing faster than unit volume, foreign currency effects and general cost increases.

Selling, general and administrative expenses for 2001 were 38.0 percent of net sales, a decrease from total selling, general and administrative expenses of 38.2 percent of net sales in 2000. Selling, general and administrative expenses in 2000 included $4.4 million of income for reductions in probable losses related to certain environmental matters partially offset by $4 million of expenses related to a large distributor. Selling, general and administrative expense improvements for 2001 primarily reflected the benefits of a tighter focus on discretionary costs and synergies from acquisitions, which were partially offset by investments in the sales and service force, investments in acquisitions and increased retirement plan and medical costs.

Operating income for 2001 was $318 million and decreased 7 percent from $343 million in 2000. This is a decrease of 2 percent from 2000 when excluding the unusual items that occurred during 2000. Business acquisitions had a minimal effect on operating income for 2001. As a percentage of net sales, operating income was 13.7 percent compared with 2000 operating income of 14.5 percent, excluding unusual items. This decrease in operating income reflects the poor economic environment and a slowdown in the travel and hospitality markets.

The company's net income for 2001 was $188 million, a decrease of 9 percent compared with net income of $206 million for 2000. Excluding the unusual items from 2000, net income for 2001 decreased 5 percent from $198 million. The decrease in net income reflected the effects of a difficult economic environment, lower gross margins, higher net interest expense, lower equity in the earnings of Henkel-Ecolab and the negative impact of foreign currency translation. As a percentage of net sales, after-tax income for 2001 was 8.1 percent, down from 8.9 percent in 2000, excluding the unusual items previously mentioned.

Operating Segment Performance

(thousands)	**2002**	2001	2000
Net sales			
United States			
Cleaning & Sanitizing	**$1,615,171**	$1,548,882	$1,498,381
Other Services	**308,329**	273,020	248,317
Total United States	**1,923,500**	1,821,902	1,746,698
International Cleaning & Sanitizing	**1,427,418**	472,113	420,031
Total	**3,350,918**	2,294,015	2,166,729
Effect of foreign currency translation	**52,667**	26,695	63,932
Consolidated	***$3,403,585***	*$2,320,710*	*$2,230,661*
Operating income			
United States			
Cleaning & Sanitizing	**$ 271,838**	$ 246,936	$ 249,182
Other Services	**33,051**	29,338	25,515
Total United States	**304,889**	276,274	274,697
International Cleaning & Sanitizing	**131,376**	44,181	41,399
Total	**436,265**	320,455	316,096
Corporate	**(46,008)**	(4,938)	18,491
Effect of foreign currency translation	**5,609**	2,662	8,552
Consolidated	**$ 395,866**	$ 318,179	$ 343,139
Operating income as a percent of net sales			
United States			
Cleaning & Sanitizing	**16.8%**	15.9%	16.6%
Other Services	**10.7**	10.7	10.3
Total	**15.9**	15.2	15.7
International Cleaning & Sanitizing	**9.2%**	9.4%	9.9%

The company's operating segments have similar products and services and the company is organized to manage its operations geographically. The company's operating segments have been aggregated into three reportable segments: United States Cleaning & Sanitizing, United States Other Services, and International Cleaning & Sanitizing. The company evaluates the performance of its International operations based on fixed management rates of currency exchange. Therefore, International sales and operating income totals, as well as the International financial information included in this financial discussion, are based on translation into U.S. dollars at the fixed currency exchange rates used by management for 2002. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2 of the notes to consolidated financial statements. Additional information about the company's reportable segments is included in Note 16 of the notes to consolidated financial statements. The following chart presents the comparative percentage change in net sales for each of the company's operating segments (excluding Europe) for 2002 and 2001. European operations have been excluded since they were consolidated for the first time in 2002, making percentage comparisons not applicable.

Sales Growth Information	Percent Change From Prior Year	
	2002	2001
Net sales		
United States Cleaning & Sanitizing		
Institutional	**6%**	3%
Kay	**9**	8
Textile Care	**3**	(5)
Professional Products	**(4)**	7
Water Care Services	**(3)**	5
Vehicle Care	**3**	9
Food & Beverage	**1**	1
Total United States Cleaning & Sanitizing	**4%**	3%
United States Other Services		
Pest Elimination	**7%**	8%
GCS Service	**19**	33
Total United States Other Services	**13%**	10%
Total United States	**6%**	4%
International Cleaning & Sanitizing		
Asia Pacific	**2%**	9%
Latin America	**10**	13
Canada	**5**	7
Africa/Export and Other	**5**	32
Total International		
Cleaning & Sanitizing (excluding Europe)	**5%**	12%
Consolidated (excluding Europe)	**5%**	4%


United States Cleaning & Sanitizing
Sales (Dollars in millions)
Business Mix (Percent)
$1,498
$1,549
$1,615
Institutional 60%
Food & Beverage 17%
Kay 9%
Professional Products 6%
Textile Care 3%
Vehicle Care 3%
Water Care Services 2%
2000
2001
2002
2002

Sales of the company's United States Cleaning & Sanitizing operations were $1.6 billion in 2002 and increased 4 percent over net sales of $1.5 billion in 2001. Business acquisitions had no effect on the growth in sales for 2002. Sales benefited from good growth in sales of U.S. Institutional and Kay operations. U.S. Institutional operations sales growth during 2002 reflected good growth driven primarily by the non-travel portion of the business. Trends in sales to the travel related business showed improvement over the course of 2002. Sales of Kay's U.S. operations increased over the prior year with strong growth in both its food retail business and sales to the quickservice market. Textile Care sales increased from the prior year due to increased sales to existing customers as well as sales to new customers. Professional Products sales decreased in 2002 due to both a decline in the core sales of the Janitorial market and a decrease in the non-core specialty business reflecting a planned restructuring of the JaniSource business. Professional Products' sales, however, were positively impacted at the end of 2002 due to a long-term supply agreement that became effective in December 2002. Water Care Services sales decreased from the prior year due to customer cost cutting and consolidations. Water Care also continues to exit non-core markets. Vehicle Care sales growth for 2002 was primarily due to new business with major oil companies as well as new product introductions. Food & Beverage sales increased slightly from the prior year with good growth in sales to the dairy, beverage and meat and poultry markets which were offset by weak Agri sales.


United States Other Services
Sales (Dollars in millions)
Business Mix (Percent)
$248
$273
$308
Pest Elimination 60%
GCS Service 40%
2000
2001
2002
2002

Sales of United States Other Services operations increased 13 percent to $308 million in 2002, from $273 million in 2001. Excluding the effects of business acquisitions, sales increased 4 percent for 2002. Pest Elimination's sales in 2002 included strong growth in non-contract services, which was partially offset by a slowdown in the growth of contract services. GCS Service sales growth increased over the prior year, reflecting the continued expansion of its operations through acquisitions and a focus on integrating past acquisitions. Excluding the effects of businesses acquired, GCS sales decreased 1 percent for 2002. The results reflected the division's focus on standardizing operating procedures and the impact of the hospitality slowdown on the GCS business. United States Other Services also includes modest sales from the addition of EcoSure operations in January 2002.

Management rate-based sales of the company's International Cleaning & Sanitizing operations reached $1.4 billion for 2002, an increase of 202 percent over sales of $0.5 billion in 2001. International Cleaning & Sanitizing includes European sales of $0.9 billion for 2002. Prior to 2002, the company included the results of the former European joint venture operations in its financial statements using the equity method of accounting. Excluding Europe's sales, International Cleaning & Sanitizing sales growth was 5 percent for 2002. Excluding all business acquisitions and divestitures, sales also increased 5 percent in 2002. European sales, although not consolidated prior


International Cleaning & Sanitizing
Sales (Dollars in millions)
Business Mix (Percent)
$420
$472
$1,427
2000
2001
2002
Europe 65%
Asia Pacific 17%
Latin America 7%
Canada 6%
Africa/Export and Other 5%
2002

to 2002, increased 8 percent over 2001 due to good growth in sales to the food and beverage markets and European acquisitions. For the Asia Pacific region, Japan, New Zealand and China showed good sales growth for the year while Australia's sales declined due to the sale of its Hygiene Services business. Asia Pacific sales increased 3 percent in 2002, excluding business acquisitions and divestitures. The increase in Asia Pacific sales was primarily from the institutional and food and beverage markets. Latin America sales increased 8 percent in 2002, excluding business acquisitions, with good growth in all countries except Venezuela due to the economic impact of the devaluation of its currency. Sales in Canada increased over the prior year due to good growth in sales to the institutional market. Sales of the Africa/Export and Other region increased in 2002 reflecting weakness in Israel offset by good growth in South Africa and other operations.

Operating income of the company's United States Cleaning & Sanitizing operations was $272 million in 2002, an increase of 10 percent from operating income of $247 million in 2001. As a percentage of net sales, operating income increased from 15.9 percent in 2001 to 16.8 percent in 2002. The improvement in reported operating income margins reflected tight cost controls, savings from cost reduction initiatives, the sale of new products and the impact of adopting SFAS No. 142. Operating income in 2001 does not reflect the effect of SFAS No. 142, and thus includes amortization expenses related to goodwill of $10.6 million. If the provisions of SFAS No. 142 had been applied retroactively to January 1, 2001, operating income for the United States Cleaning & Sanitizing operations would have increased 6 percent and the operating income margin for the U.S. Cleaning & Sanitizing operations would have been 16.6 percent for 2001. The company added 115 sales-and-service associates to its United States Cleaning & Sanitizing operations during 2002.

Operating income of United States Other Services operations increased 13 percent to $33 million in 2002. The operating income margin for United States Other Services was 10.7 percent for both 2002 and 2001. Operating income in 2001 does not reflect the effect of SFAS No. 142 and includes $1.9 million of amortization expense related to goodwill. Excluding acquisitions and the effects of SFAS No. 142, operating income increased 3 percent over 2001. Excluding acquisitions and including the pro forma effects of SFAS No. 142 on the prior year, the operating income margin for United States Other Services was 11.4 percent for both 2002 and 2001. Pest Elimination had strong operating income growth due to increased productivity and cost controls. Operating income for GCS declined due to continued investments in the division's infrastructure and systems. During 2002, the company added 75 sales-and-service associates to its United States Other Services operations.

Operating income of International Cleaning & Sanitizing operations rose 197 percent to $131 million in 2002 from operating income of $44 million in 2001. The International operating income margin decreased from 9.4 percent in 2001 to 9.2 percent in 2002. Operating income in 2001 does not reflect the effect of SFAS No. 142 and includes $5.3 million of amortization expense related to goodwill. Excluding acquisitions and including the pro forma effects of SFAS No. 142 on 2001, operating income for 2002 increased 10 percent over the prior year. Excluding acquisitions (primarily Europe) and including the pro forma effects of SFAS No. 142 on last year, the operating income margin for International increased to 11.1 percent of net sales from 10.5 percent in 2001. Significant operating income growth and margin improvement from Asia Pacific, Latin America and Canada contributed to the increase. The company added 510 sales-and-service associates to its International Cleaning & Sanitizing operations, including Europe, during 2002.

Operating income margins of the company's International operations are less than the operating income margins realized for the company's U.S. operations. The lower International margins are due to higher costs of importing raw materials and finished goods, increased investments in dispensing equipment and the additional costs caused by the difference in scale of International operations where several operating locations are smaller in size, as well as to the additional cost of operating in numerous and diverse foreign jurisdictions. Proportionately larger investments in sales, technical support and administrative personnel are also necessary in order to facilitate growth of International operations.

2001 compared with 2000

Sales of the company's United States Cleaning & Sanitizing operations were $1.5 billion in 2001 and increased 3 percent over net sales in 2000. Business acquisitions accounted for approximately 1 percentage point of the growth in sales for 2001. Sales reflected solid growth in the company's Kay, Professional Products and Vehicle Care operations. The sales improvement also reflected benefits from new products and services, as well as aggressive sales efforts and programs. Net selling price increases during 2001 were not significant. U.S. Institutional operations sales growth during 2001 reflected modest growth in its specialty, housekeeping and Ecotemp programs, which were partially offset by the continuing slow down in the economy and the weaker demand in the lodging and restaurant markets due to the events of September 11, 2001. Excluding the acquisition of Facilitec, Institutional's sales increased 2 percent for 2001. Sales of Kay's U.S. operations increased over 2000 with significant growth in its food retail business and good growth in sales to the quickservice market. Excluding the acquisition of Southwest Sanitary Distributing Company (SSDC) in February 2000, Kay's sales for 2001 increased 5 percent over 2000. Textile Care sales decreased in 2001 due to exiting selected businesses and a very competitive market. Professional Products' sales increased in 2001 with good growth in its healthcare and janitorial sales. Professional Products' sales have been positively impacted by long-term supply agreements in its janitorial business. Water Care Services' sales increased over 2000 with good growth in sales to the food and beverage and hospitality markets. Vehicle Care sales growth for 2001 was primarily due to new products and additional business with major oil company chains. Food & Beverage U.S. sales increased in 2001 with good growth in the beverage market.

Sales of the United States Other Services operations increased 10 percent to $273 million in 2001, from $248 million in 2000. Excluding the effects of businesses acquired and disposed of, sales increased 7 percent for 2001. Pest Elimination's sales in 2001 included solid growth in contract services, slightly offset by a slowdown in non-contract services due to economic conditions. GCS Service sales growth increased over last year reflecting the continued expansion of its operations through acquisitions. Excluding the effects of businesses acquired, GCS sales increased 4 percent for 2001. In the fourth quarter of 2000, the company sold its Jackson dishmachine manufacturing business.

Management rate-based sales of the company's International Cleaning & Sanitizing operations reached $472 million for 2001, an increase of 12 percent over sales of $420 million in 2000. Business acquisitions accounted for approximately 5 percentage points of the sales increase in 2001 for International Cleaning & Sanitizing operations. Excluding business acquisitions, Asia Pacific sales increased 8 percent with double-digit sales growth in New Zealand and East Asia and good growth in Japan. The increase in Asia Pacific sales was primarily from the food and beverage and institutional markets. Latin America sales increased 7 percent in 2001, excluding business acquisitions, with good growth in almost all countries. Sales in Canada increased in 2001 due to strong growth in sales to the institutional and food and beverage markets. Sales of the Africa/Export region increased sharply in 2001 due to strong results in South Africa and the full-year sales effect of a business, which was acquired in September 2000.

Operating income of the company's United States Cleaning & Sanitizing operations was $247 million in 2001, a decrease of 1 percent from operating income of $249 million in 2000. Business acquisitions had little effect on operating income for 2001. Operating income included strong growth for Professional Products and Water Care Services with moderate growth in Kay and Vehicle Care operations. Operating income of Institutional, Food & Beverage and Textile Care was lower than the prior year. As a percentage of net sales, operating income decreased from 16.6 percent in 2000 to 15.9 percent in 2001. Operating income margins declined due to lower sales volume, unfavorable sales mix, increased storage and handling costs and increased raw material costs. The company added 50 sales-and-service associates to its United States Cleaning & Sanitizing operations during 2001.

Operating income of United States Other Services operations increased 15 percent to $29 million in 2001. Excluding operating income of businesses acquired in 2001 and the annualized effect of businesses acquired and disposed of in 2000, operating income for 2001 increased 20 percent. Both Pest Elimination and GCS reported double-digit increases in operating income. The operating income margin of United States Other Services operations was 10.7 percent, which is up from 10.3 percent of net sales in 2000. This increase reflected GCS' efforts to improve income by focusing on operational efficiencies, as well as Pest Elimination's increased productivity, more efficient use of products and cost controls. During 2001, the company added 120 sales-and-service associates to its United States Other Services operations.

Operating income of International Cleaning & Sanitizing operations rose 7 percent to $44 million in 2001 from operating income of $41 million in 2000. The effects of businesses acquired accounted for approximately 1 percentage point of the growth in operating income for 2001. The International operating income margin decreased from 9.9 percent in 2000 to 9.4 percent in 2001. While the Latin America and Africa/Export regions showed operating income margin improvement, the margins for Asia Pacific and Canada declined due to higher raw material costs. Excluding associates added by Henkel-Ecolab, the company added 160 sales-and-service associates to its International Cleaning & Sanitizing operations during 2001.

Henkel-Ecolab

Prior to November 30, 2001, the company operated cleaning and sanitizing businesses in Europe through a 50 percent economic interest in the Henkel-Ecolab joint venture. On November 30, 2001, Ecolab purchased the remaining 50 percent interest of Henkel-Ecolab it did not previously own from Henkel KGaA. Additional details related to this purchase are included in Note 5 of the notes to consolidated financial statements.

Ecolab consolidated Henkel-Ecolab's operations effective with the November 30, 2001 acquisition date and end of Henkel-Ecolab's fiscal year for 2001. Because the company consolidates its International operations on the basis of their November 30 fiscal year ends, Henkel-Ecolab's balance sheet was consolidated with Ecolab's balance sheet as of year-end 2001. The income statement for the European operations was consolidated with Ecolab's operations beginning in 2002.

2001 compared with 2000

The company included the results of Henkel-Ecolab operations in its financial statements using the equity method of accounting through November 30, 2001. The company's equity in earnings of Henkel-Ecolab, which included royalty income and goodwill amortization, was $16 million in 2001, a decrease of 19 percent when compared to $20 million in 2000. When measured in euros, net income of Henkel-Ecolab for 2001 decreased 13 percent and reflected lower sales volumes driven by slowing economies and increasing raw material, energy and other costs, which were partially offset by price increases.

Henkel-Ecolab sales, although not consolidated in Ecolab's financial statements, increased 4 percent in 2001 when measured in euros. Sales reflected the impact of Europe's slowing economies and reduced orders from distributors as they lowered inventory levels. When measured in U.S. dollars, Henkel-Ecolab sales were flat when compared to 2000 due to the negative effects of a stronger U.S. dollar.

Corporate

Corporate operating expense totaled $46.0 million in 2002, compared with corporate operating expense of $4.9 million in 2001 and corporate operating income of $18.5 million in 2000. Prior to 2002, corporate operating expense included overhead costs directly related to the former European joint venture. In 2002, these expenses were included in the International Cleaning & Sanitizing operating segment. The amount remaining in corporate operating expense in 2002 included restructuring and merger integration costs of $51.8 million, which were partially offset by a curtailment gain of $5.8 million related to benefit plan changes. In 2000, corporate operating income also included the $25.9 million gain on the sale of the Jackson business, special charges of $7.1 million and income of $4.4 million for net reductions in probable losses related to certain environmental matters.

Interest and Income Taxes

Net interest expense of $44 million for 2002 increased 54 percent over net interest expense of $28 million in 2001. This increase is primarily due to higher debt levels incurred at year-end 2001 to finance the acquisition of the remaining 50 percent interest of Henkel-Ecolab which Ecolab did not previously own.

Net interest expense for 2001 was $28 million, an increase of 16 percent over net interest expense of $25 million in 2000. This increase reflected higher debt levels during the year, including the additional debt incurred late in the year to purchase the remaining 50 percent of Henkel-Ecolab.

The company's effective income tax rate was 39.8 percent for 2002, compared with effective income tax rates in 2001 and 2000 of 40.5 percent and 40.7 percent, respectively. Excluding the effects of special charges in 2002, the estimated annual effective income tax rate related to ongoing operations was 39.5 percent. This decrease from prior years was principally due to the adoption of SFAS No. 142 at the beginning of 2002, which eliminated the amortization of goodwill and related income tax effects. Overall effective rates on International operations were higher in 2002, principally due to the addition of the European joint venture. This was partially offset by lower state income tax rates in 2002. Excluding the effects of the sale of Jackson and restructuring expenses in 2000, the effective income tax rate was 40.5 percent in 2000.

Financial Position

The company's debt continued to be rated within the "A" categories by the major rating agencies during 2002. Significant changes in the company's financial position during 2002 and 2001 included the following:

- Total assets reached nearly $2.9 billion at December 31, 2002, an increase of 14 percent over total assets of $2.5 billion at year-end 2001. Accounts receivable have increased 8 percent since year-end 2001, primarily due to the effect of business acquisitions during the year as well as due to the effect of exchange rates. Other assets have increased significantly since year-end 2001 due to payments totaling approximately $125 million to fund the company's U.S. pension plan during 2002. Other current liabilities have increased since year-end 2001 primarily due to an increase in restructuring accruals and due to the effect of exchange rates.

  During 2001 total assets increased to $2.5 billion at year-end 2001 from $1.7 billion at year-end 2000. At year-end 2001, the balance sheet of Henkel-Ecolab was consolidated with the company's balance sheet due to the acquisition of the remaining 50 percent of Henkel-Ecolab from Henkel KGaA. Total assets as of November 30, 2001 increased approximately $0.7 billion as a result of this acquisition and the consolidation of Henkel-Ecolab.
- Working capital levels increased to $150 million at December 31, 2002 from $102 million at year-end 2001 reflecting a significant decrease in short-term debt from the prior year. Working capital levels at year-end 2001 of $102 million were up from $69 million at year-end 2000 reflecting lower levels of current liabilities prior to the Henkel-Ecolab acquisition, as well as increases in accounts receivable and inventory due to the consolidation of Europe's balance sheet for the first time as of year-end 2001. During 2001, short-term debt increased approximately $97 million due to the issuance of commercial paper to finance the acquisition of Henkel-Ecolab.
- Total debt was $700 million at December 31, 2002 and decreased from total debt of $746 million at year-end 2001. This decrease in total debt during 2002 is principally due to debt repayments made during the year. Total debt at year-end 2000 was $371 million. During 2001, commercial paper borrowings were incurred to fund the acquisition of the remaining 50 percent of the Henkel-Ecolab joint venture. At December 31, 2001, the company classified $266 million of commercial paper borrowings as

Total Debt to Capitalization


(Percent)
46%
39%
33%
2000
2001
2002
(Percent)
Shareholders' Equity 61%
Total Debt 39%
2002

Cash Provided by Operating Activities


(Dollars in millions)
$423
$364
$315
$293
$236
1998
1999
2000
2001
2002

long-term debt. In February 2002, the company refinanced $266 million of commercial paper borrowings through the issuance of euro 300 million of Euronotes. As of December 31, 2002 the ratio of total debt to capitalization was 39 percent, down from 46 percent at year-end 2001 and compared with 33 percent at year-end 2000. The lower debt to capitalization rate in 2002 is due to repayments made during the year while the higher debt to capitalization ratio for 2001 compared to 2000 was due to funding for the company's acquisition of the Henkel-Ecolab joint venture.

Cash Flows

Cash provided by operating activities reached a new high of $423 million for 2002, an increase from $364 million in 2001 and $315 million in 2000. Operating cash flows for 2002 reflected the additional cash flows from businesses acquired, primarily the European joint venture, as well as the improvement in accounts receivable and days sales outstanding. The operating cash flow for 2001 increased over 2000 due to a reduction in year-end accounts receivable and the additional cash flows generated by business acquisitions. Changes in net operating asset levels negatively affected the operating cash flow by approximately $70 million in 2002, positively impacted it by $10 million in 2001 and negatively affected it by approximately $2 million in 2000.

Cash flows used for investing activities included capital expenditures of $213 million in 2002, $158 million in 2001 and $150 million in 2000. Worldwide additions of merchandising equipment, primarily cleaning and sanitizing product dispensers, accounted for approximately 70 percent of each year's capital expenditures. Merchandising equipment is depreciated over 3 to 7 year lives. Cash used for businesses acquired included Terminix Ltd. and Kleencare Hygiene in 2002, Henkel-Ecolab in 2001 and Spartan and Facilitec in 2000. Investing cash flow activity also included the proceeds from the sale of the Jackson business in 2000.

Financing cash flow activity included cash used to reacquire shares and pay dividends and cash provided and used through the company's debt arrangements. In May 2000, the company announced a program to repurchase up to $200 million of its common stock. Share repurchases totaled $9 million in 2002, $32 million in 2001 and $187 million in 2000. These repurchases were funded with operating cash flows and additional debt. In December 2000, the company announced an authorization to repurchase up to 5 million additional shares of common stock.

In 2002, the company increased its annual dividend rate for the eleventh consecutive year. The company has paid dividends on its common stock for 66 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

Cash Dividends Declared

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2002	**$0.135**	**$0.135**	**$0.135**	**$0.145**	**$0.55**
2001	0.13	0.13	0.13	0.135	0.525
2000	0.12	0.12	0.12	0.13	0.49

Liquidity and Capital Resources

The company currently expects to fund all of the requirements which are reasonably foreseeable for 2003, including new program investments, scheduled debt repayments, dividend payments, possible acquisitions, share repurchases and pension contributions from operating activities, cash reserves and short-term borrowings. Cash provided by operating activities reached an all time high of $423 million in 2002. While cash flows could be negatively affected by a decrease in revenues, the company does not believe that its revenues are highly susceptible, over the short run, to rapid changes in technology within our industry. The company has a $450 million U.S. commercial paper program and 200 million Australian dollar commercial paper program. Both programs are rated A-1 by Standard & Poor's and P-1 by Moody's. To support its commercial paper programs and other general business funding needs, the company maintains a $275 million multi-year committed credit agreement which expires in December 2005 and a $175 million credit facility which expires in October 2003. The company can draw directly on both credit facilities on a revolving credit basis. As of February 18, 2003, approximately $97 million of these credit facilities were committed to support outstanding commercial paper, leaving $353 million available for other uses. In addition, the company has other committed and uncommitted credit lines of approximately $200 million with major international banks and financial institutions to support the company's general funding needs. Additional details on the company's credit facilities are included in Note 7 of the notes to consolidated financial statements.

During 2002, the company contributed nearly $125 million to its U.S. pension plan as a result of normal growth in accrued plan benefits, the impact of lower year-end discount rates on the plan liability, and a decline in plan assets during 2002. The company's contributions to the pension plan did not have a material affect on the company's consolidated results of operations, financial condition or liquidity. The company does not expect expense for its U.S. pension plan to increase significantly for 2003.

The company does not have relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet financial arrangements or other contractually narrow or limited purposes. As such, the company is not materially exposed to any financing, liquidity, market or credit risk that could arise if Ecolab had engaged in such relationships.

A schedule of the company's obligations under various long-term debt agreements and operating leases with noncancelable terms in excess of one year are summarized in the following table:

(thousands)	Payments due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$552,895	$13,152	$ 5,095	$378,475	$156,173
Operating leases	122,147	32,303	40,610	23,208	26,026
Total contractual cash obligations	$675,042	$45,455	$45,705	$401,683	$182,199

The company does not have significant unconditional purchase obligations, or significant other commercial commitments such as commitments under lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

The company is in compliance with all covenants and other requirements of its credit agreements and indentures. Additionally, the company does not have any rating triggers that would accelerate the maturity dates of its debt.

However, a downgrade in the company's credit rating could limit or preclude the company's ability to issue commercial paper under its current programs. A credit rating downgrade could also adversely affect the company's ability to renew existing, or negotiate new credit facilities in the future and could increase the cost of such facilities. Should this occur, the company could seek additional sources of funding, including issuing term notes or bonds. In addition, the company has the ability at its option to draw upon its $450 million committed credit facilities prior to their termination.

Market Risk

The company enters into contractual arrangements (derivatives) in the ordinary course of business to manage foreign currency exposure and interest rate risks. The company does not enter into derivatives for trading purposes. The company's use of derivatives is subject to internal policies that provide guidelines for control, counterparty risk and ongoing monitoring and reporting and is designed to reduce the volatility associated with movements in foreign exchange and interest rates on the company's income statement.

The company enters into forward contracts, swaps, and foreign currency options to hedge certain intercompany financial arrangements, and to hedge against the effect of exchange rate fluctuations on transactions related to cash flows and net investments denominated in currencies other than U.S. dollars. At December 31, 2002, the company had approximately $199 million of foreign currency forward exchange contracts with face amounts denominated primarily in euros.

The company manages interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, the company may enter into interest rate swaps. Under these arrangements, the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. At year-end 2002, the company had an interest rate swap that converts approximately euro 80 million (approximately $80 million U.S. dollars) of its Euronote debt from a fixed interest rate to a floating or variable interest rate and is effective until February 2007. The company also had an interest rate swap agreement on 50 million Australian dollars (approximately $28 million U.S. dollars) of Australian floating rate debt. This agreement is effective through November 2004 and has a fixed annual pay rate of approximately 6 percent.

Based on a sensitivity analysis (assuming a 10 percent adverse change in market rates) of the company's foreign exchange and interest rate derivatives and other financial instruments, changes in exchange rates or interest rates would not materially affect the company's financial position and liquidity. The effect on the company's results of operations would be substantially offset by the impact of the hedged items.

Subsequent Events

In December 2002 (subsequent to the end of the company's International segment's year end), the company acquired the Adams Healthcare business of Medical Solutions plc. Adams Healthcare is a leading supplier of hospital hygiene products in the United Kingdom with annual sales of approximately $19 million. These operations will become part of the company's International Cleaning & Sanitizing operations in 2003.

Also in December 2002, the company sold its Darenas janitorial products distribution business based in Birmingham, UK to Bunzl plc in London, UK. The annualized sales of this entity are approximately $30 million. These operations were part of the company's International Cleaning & Sanitizing operations.

Consolidated statement of income

Year ended December 31 (thousands, except per share)	2002	2001	2000
Net sales	**$3,403,585**	$2,320,710	$2,230,661
Operating expenses (income)			
Cost of sales (including special charges (income) of $8,977 in 2002, ($566) in 2001 and $1,948 in 2000)	**1,687,597**	1,120,254	1,056,263
Selling, general and administrative expenses	**1,283,091**	881,453	851,995
Gain on sale of Jackson business			(25,925)
Special charges	**37,031**	824	5,189
Operating income	**395,866**	318,179	343,139
Interest expense, net	**43,895**	28,434	24,605
Income from continuing operations before income taxes and equity in earnings of Henkel-Ecolab	**351,971**	289,745	318,534
Provision for income taxes	**140,081**	117,408	129,495
Equity in earnings of Henkel-Ecolab		15,833	19,516
Income from continuing operations before cumulative effect of change in accounting	**211,890**	188,170	208,555
Cumulative effect of change in accounting	**(4,002)**		(2,428)
Gain from discontinued operations	**1,882**		
Net income	**$ 209,770**	$ 188,170	$ 206,127
Basic income per common share			
Income from continuing operations before change in accounting	**$ 1.64**	$ 1.48	$ 1.63
Change in accounting	**(0.03)**		(0.02)
Gain from discontinued operations	**0.01**		
Net income	**$ 1.63**	$ 1.48	$ 1.61
Diluted income per common share			
Income from continuing operations before change in accounting	**$ 1.62**	$ 1.45	$ 1.58
Change in accounting	**(0.03)**		(0.02)
Gain from discontinued operations	**0.01**		
Net income	**$ 1.60**	$ 1.45	$ 1.56
Weighted-average common shares outstanding			
Basic	**129,073**	127,416	127,753
Diluted	**130,787**	129,928	131,946

Per share amounts do not necessarily sum due to rounding.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheet

December 31 (thousands, except per share)	2002	2001	2000
Assets			
Current assets			
Cash and cash equivalents	**$ 49,205**	$ 41,793	$ 43,965
Accounts receivable, net	**553,154**	514,074	326,937
Inventories	**291,506**	279,785	168,220
Deferred income taxes	**71,147**	53,781	50,709
Other current assets	**50,925**	40,150	10,737
Total current assets	**1,015,937**	929,583	600,568
Property, plant and equipment, net	**680,265**	644,323	501,640
Investment in Henkel-Ecolab			199,642
Goodwill, net	**695,700**	596,925	252,022
Other intangible assets, net	**188,670**	178,951	55,034
Other assets, net	**297,857**	175,218	105,105
Total assets	**$2,878,429**	$2,525,000	$1,714,011
Liabilities and Shareholders' Equity			
Current liabilities			
Short-term debt	**$ 160,099**	$ 233,393	$ 136,592
Accounts payable	**205,665**	199,772	146,428
Compensation and benefits	**184,239**	132,720	88,330
Income taxes	**12,632**	18,887	
Other current liabilities	**303,715**	243,180	160,684
Total current liabilities	**866,350**	827,952	532,034
Long-term debt	**539,743**	512,280	234,377
Postretirement health care and pension benefits	**207,596**	183,281	117,790
Other liabilities	**164,989**	121,135	72,803
Shareholders' equity (common stock, par value $1.00 per share; shares outstanding: 2002 – 129,940; 2001 – 127,900; 2000 – 127,161)	**1,099,751**	880,352	757,007
Total liabilities and shareholders' equity	**$2,878,429**	$2,525,000	$1,714,011

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of cash flows

Year ended December 31 (thousands)	2002	2001	2000
Operating Activities			
Net income	**$ 209,770**	$ 188,170	$ 206,127
Cumulative effect of change in accounting	**4,002**		2,428
Gain from discontinued operations	**(1,882)**		
Income from continuing operations	**211,890**	188,170	208,555
Adjustments to reconcile income from continuing operations to cash provided by operating activities:			
Depreciation	**194,840**	128,020	119,072
Amortization	**28,588**	34,970	29,364
Deferred income taxes	**49,923**	(2,950)	(11,604)
Equity in earnings of Henkel-Ecolab		(15,833)	(19,516)
Henkel-Ecolab royalties and dividends		23,928	15,914
Special charges – asset disposals	**6,180**	(566)	2,786
Gain on sale of Jackson business			(25,925)
Other, net	**1,835**	(1,373)	(913)
Changes in operating assets and liabilities:			
Accounts receivable	**78**	20,570	(30,635)
Inventories	**(3,567)**	(8,014)	(22,585)
Other assets	**(141,926)**	(26,049)	(7,332)
Accounts payable	**(8,860)**	(7,451)	16,626
Other liabilities	**84,345**	31,059	41,679
Cash provided by operating activities	**423,326**	364,481	315,486
Investing Activities			
Capital expenditures	**(212,757)**	(157,937)	(150,009)
Property disposals	**6,788**	3,027	2,092
Capitalized software expenditures	**(4,490)**		
Businesses acquired and investments in affiliates	**(62,825)**	(469,804)	(90,603)
Sale of businesses and assets			35,803
Cash used for investing activities	**(273,284)**	(624,714)	(202,717)
Financing Activities			
Net issuances (repayments) of notes payable	**(368,834)**	204,218	124,080
Long-term debt borrowings	**261,039**	149,817	
Long-term debt repayments	**(1,257)**	(16,283)	(21,777)
Reacquired shares	**(8,894)**	(32,164)	(186,516)
Cash dividends on common stock	**(69,583)**	(66,456)	(61,644)
Exercise of employee stock options	**45,531**	19,356	23,112
Other, net	**(1,746)**	(975)	7,510
Cash provided by (used for) financing activities	**(143,744)**	257,513	(115,235)
Effect of exchange rate changes on cash	**1,114**	548	(1,317)
Increase (Decrease) in Cash and Cash Equivalents	**7,412**	(2,172)	(3,783)
Cash and cash equivalents, beginning of year	**41,793**	43,965	47,748
Cash and cash equivalents, end of year	**$ 49,205**	$ 41,793	$ 43,965

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of comprehensive income and shareholders' equity

(thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance December 31, 1999	$145,556	$223,290	$ 756,601	$(13,714)	$(59,363)	$(290,354)	$ 762,016
Net income			206,127				206,127
Foreign currency translation					(29,712)		(29,712)
Comprehensive income							176,415
Cash dividends declared			(62,769)				(62,769)
Stock options, including tax benefits	2,190	44,633					46,823
Stock awards, net issuances		1,949		595		(704)	1,840
Business acquisitions	424	13,715				(165)	13,974
Reacquired shares						(186,516)	(186,516)
Amortization				5,224			5,224
Balance December 31, 2000	148,170	283,587	899,959	(7,895)	(89,075)	(477,739)	757,007
Net income			188,170				188,170
Foreign currency translation					(5,962)		(5,962)
Other comprehensive loss					(586)		(586)
Comprehensive income							181,622
Cash dividends declared			(67,080)				(67,080)
Stock options, including tax benefits	1,564	34,985					36,549
Stock awards, net issuances		880		14		(180)	714
Business acquisitions						(501)	(501)
Reacquired shares						(32,164)	(32,164)
Amortization				4,205			4,205
Balance December 31, 2001	149,734	319,452	1,021,049	(3,676)	(95,623)	(510,584)	880,352
Net income			**209,770**				**209,770**
Foreign currency translation					**20,500**		**20,500**
Other comprehensive loss					**(985)**		**(985)**
Comprehensive income							**229,285**
Cash dividends declared			**(71,156)**				**(71,156)**
Stock options, including tax benefits	**2,216**	**64,617**					**66,833**
Stock awards, net issuances		**2,139**		**(827)**		**(658)**	**654**
Business acquisitions						**(116)**	**(116)**
Reacquired shares						**(8,894)**	**(8,894)**
Amortization				**2,793**			**2,793**
Balance December 31, 2002	**$151,950**	**$386,208**	**$1,159,663**	**$ (1,710)**	**$(76,108)**	**$(520,252)**	**$1,099,751**

Common Stock Activity

	2002		2001		2000	
Year ended December 31 (shares)	**Common Stock**	**Treasury Stock**	Common Stock	Treasury Stock	Common Stock	Treasury Stock
Shares, beginning of year	**149,734,067**	**(21,833,949)**	148,169,930	(21,009,195)	145,556,459	(16,140,244)
Stock options	**2,216,361**		1,564,137		2,189,360	
Stock awards, net issuances		**25,065**		21,382		7,009
Business acquisitions		**(2,672)**		(15,017)	424,111	(4,395)
Reacquired shares		**(198,778)**		(831,119)		(4,871,565)
Shares, end of year	**151,950,428**	**(22,010,334)**	149,734,067	(21,833,949)	148,169,930	(21,009,195)

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 Nature of Business

Ecolab Inc. (the company) is a global developer and marketer of premium cleaning, sanitizing, pest elimination, maintenance and repair products and services for the hospitality, institutional and industrial markets. Customers include hotels and restaurants; foodservice, healthcare and educational facilities; quickservice (fast-food) units; grocery stores; commercial and institutional laundries; light industry; dairy plants and farms; and food and beverage processors around the world.

Note 2 Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. Prior to November 30, 2001, the company accounted for its investment in Henkel-Ecolab under the equity method of accounting. As discussed further in Note 5, on November 30, 2001, the company acquired the remaining 50 percent interest of the European joint venture that it did not previously own, and Henkel-Ecolab became a wholly-owned subsidiary of the company. Because the company consolidates its international operations on the basis of their November 30 fiscal year ends, the balance sheet of the European operations was consolidated with the company's balance sheet beginning with year-end 2001. The income statement for the European operations was consolidated with the company's operations beginning in 2002. International subsidiaries, including the former European joint venture, are included in the financial statements on the basis of their November 30 fiscal year-ends to facilitate the timely inclusion of such entities in the company's consolidated financial reporting.

Foreign Currency Translation

Financial position and results of operations of the company's international subsidiaries generally are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss in shareholders' equity. The cumulative translation loss as of year-end 2002, 2001 and 2000 was $74,537,000, $95,037,000, and $89,075,000, respectively. Income statement accounts are translated at the average rates of exchange prevailing during the year. The different exchange rates from period to period impact the amount of reported income from the company's international operations.

Cash and Cash Equivalents

Cash equivalents include highly-liquid investments with a maturity of three months or less when purchased.

Inventory Valuations

Inventories are valued at the lower of cost or market. Domestic chemical inventory costs are determined on a last-in, first-out (lifo) basis. Lifo inventories represented 30 percent, 29 percent and 47 percent of consolidated inventories at year-end 2002, 2001 and 2000, respectively. All other inventory costs are determined on a first-in, first-out (fifo) basis, including the inventory of the European operations which was included in consolidated inventories beginning as of year-end 2001.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Merchandising equipment consists principally of various systems that dispense cleaning and sanitizing products and low-temperature dishwashing machines. The dispensing systems are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. Depreciation and amortization are charged to operations using the straight-line method over the assets' estimated useful lives ranging from 5 to 50 years for buildings, 3 to 7 years for merchandising equipment, and 3 to 11 years for machinery and equipment.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets arise principally from business acquisitions. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Other intangible assets include primarily customer relationships, trademarks, patents and other technology. Other intangible assets are amortized on a straight-line basis over their estimated economic lives that results in a weighted average useful life of 15 years as of December 31, 2002.

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the company in each reporting period. Total amortization expense related to other intangible assets during the years ended December 31, 2002, 2001 and 2000 was approximately $16.9 million, $5.1 million and $1.7 million, respectively. As of December 31, 2002, future estimated amortization expense related to amortizable other identifiable intangible assets will be:

(thousands)	
2003	**$18,827**
2004	**15,974**
2005	**14,228**
2006	**13,975**
2007	**13,804**

Long-Lived Assets

The company periodically reviews its long-lived assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset's carrying value over its fair value.

Revenue Recognition

Prior to 2001, the company recognized revenue as services were performed or products were shipped to customers. During 2000, the company completed an analysis of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." As a result of this analysis, the company changed certain policies to recognize revenue on product sales at the time title transfers to the customer. The cumulative effect of this change on periods prior to 2000 was $2,428,000 (net of income tax benefits of $1,592,000), or $0.02 per diluted share, and has been included in the company's consolidated statement of income for 2000.

The company records estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives.

Income Per Common Share

The computations of the basic and diluted per share amounts for the company's operations were as follows:

(thousands, except per share)	2002	2001	2000
Income from continuing operations before change in accounting	**$211,890**	$188,170	$208,555
Weighted-average common shares outstanding			
Basic	**129,073**	127,416	127,753
Effect of dilutive stock options and awards	**1,714**	2,512	4,193
Diluted	**130,787**	129,928	131,946
Income from continuing operations before change in accounting per common share			
Basic	**$ 1.64**	$ 1.48	$ 1.63
Diluted	**$ 1.62**	$ 1.45	$ 1.58

Stock options to purchase approximately 4.2 million shares for 2002, 3.7 million shares for 2001 and 6.3 million shares for 2000 were not dilutive and, therefore, were not included in the computations of diluted income per common share amounts.

Stock-Based Compensation

The company measures compensation cost for its stock incentive and option plans using the intrinsic value-based method of accounting.

Had the company used the fair value-based method of accounting to measure compensation expense for its stock incentive and option plans beginning in 1995 and charged compensation cost against income, over the vesting periods, based on the fair value of options at the date of grant, net income and the related basic and diluted per common share amounts for 2002, 2001 and 2000 would have been reduced to the following pro forma amounts:

(thousands, except per share)	2002	2001	2000
Net income, as reported	**$209,770**	$188,170	$206,127
Add: Stock-based employee compensation expense included in reported net income, net of tax	**1,688**	2,542	3,158
Deduct: Total stock-based employee compensation expense under fair value-based method, net of tax	**(15,145)**	(13,172)	(10,843)
Pro forma net income	**$196,313**	$177,540	$198,442
Basic net income per common share			
As reported	**$ 1.63**	$ 1.48	$ 1.61
Pro forma	**1.52**	1.39	1.55
Diluted net income per common share			
As reported	**1.60**	1.45	1.56
Pro forma	**$ 1.50**	$ 1.37	$ 1.50

Note 10 to the consolidated financial statements contains the significant assumptions used in determining the underlying fair value of options.

Comprehensive Income

For the company, comprehensive income includes net income, foreign currency translation adjustments, additional minimum pension liabilities and gains and losses on derivative instruments designated and effective as cash flow hedges that are charged or credited to the accumulated other comprehensive loss account in shareholders' equity.

Derivative Instruments and Hedging Activities

Effective January 1, 2001, the company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. This statement requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The company recorded a transition adjustment, which increased other comprehensive income by $47,000 upon adoption of SFAS No. 133.

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks generally associated with foreign exchange rates, interest rates and net investments in foreign operations. The company does not hold derivative financial instruments of a speculative nature. On the date that the company enters into a derivative contract, it designates the derivative as (1) a hedge of (a) the fair value of a recognized asset or liability or (b) an unrecognized firm commitment (a "fair value" hedge), (2) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge); or (3) a foreign-currency

Note 2 Summary of Significant Accounting Policies (continued)

fair-value or cash flow hedge (a "foreign currency" hedge). The company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the company will discontinue hedge accounting prospectively. The company believes that on an ongoing basis its portfolio of derivative instruments will generally be highly effective as hedges. Hedge ineffectiveness during the years ended December 31, 2002 and 2001 was not significant.

All of the company's derivatives are recognized on the balance sheet at their fair value. The earnings impact resulting from the change in fair value of the derivative instruments is recorded in the same line item in the consolidated statement of income as the underlying exposure being hedged.

Use of Estimates

The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "*Accounting for Asset Retirement Obligations*", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. In June 2002, the FASB issued SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities*", which requires that a liability for costs associated with exit or disposal activities be recognized and measured initially at fair value when the liability is incurred. In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*". FIN 45 clarifies the requirements of FASB Statement No. 5, "*Accounting for Contingencies*", relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The company expects the provisions of SFAS 143, SFAS 146 and FIN 45 will not have a material impact on its consolidated results of operations, cash flows and financial position.

In December, 2002, the FASB issued SFAS No. 148, "*Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB No. 123.*" SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements describing the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments are effective for fiscal years ending after December 15, 2002. The company adopted SFAS No. 148 for its year-end 2002 and has enhanced its stock-based employee compensation disclosures. The company has no immediate plans to change to the fair value-based method of accounting for stock-based compensation.

Reclassifications

In connection with adopting Emerging Issues Task Force (EITF) Issue No. 01-09 "*Accounting for Consideration Given by a Vendor to a Customer*", the company reclassified certain customer incentive costs from selling, general and administrative expenses to a component of revenue at the beginning of 2002. Prior year amounts have been reclassified for consistency purposes. The reclassification decreased previously reported revenue by approximately $34 million for each of the years ended December 31, 2001 and 2000. Also, at the beginning of 2002, the company reclassified repair part costs from selling, general and administrative expense to cost of sales. Prior year amounts have also been reclassified for consistency purposes. The impact of this reclassification increased previously reported cost of sales by approximately $31 million and $30 million for the years ended December 31, 2001 and 2000, respectively. These reclassifications had no impact on previously reported net income or shareholders' equity.

Note 3 Special Charges

In the first quarter of 2002, management approved plans to undertake restructuring and cost saving actions during 2002, including costs related to the integration of the company's European operations. These actions included global workforce reductions, facility closings, and product line discontinuations. As a result, the company recorded restructuring expense of $47,767,000 ($29,867,000 after tax) for the year ended December 31, 2002. The company also incurred merger integration costs of $4,032,000 ($2,521,000 after tax) related to European and other operations. Restructuring and merger integration costs have been included as "special charges" on the consolidated statement of income with a portion of restructuring expenses included as a component of "cost of sales". Amounts included as a component of "cost of sales" include asset disposals of $6,180,000 in 2002 and $1,948,000 in 2000 and manufacturing related severance of $2,797,000 for the year ended December 31, 2002.

Also included in "special charges" on the consolidated statement of income for the year ended December 31, 2002 is a one-time curtailment gain of $5,791,000 ($3,501,000 after tax), related to changes to postretirement healthcare benefits made in the first quarter of 2002.

During the fourth quarter of 2001, the company incurred $940,000 in special charges to facilitate the acquisition of Henkel-Ecolab and to begin the integration process following the acquisition.

Management also approved various actions during the fourth quarter of 2000 to improve the long-term efficiency and competitiveness of the company and to reduce costs. These actions included personnel reductions, discontinuance of certain product lines, changes to certain manufacturing and distribution operations and the closing of selected sales and administrative offices. As a result of these actions the company recorded restructuring expenses of $7,137,000 ($4,311,000 after tax). These expenses have also been reported as "special charges" on the consolidated statement of income.

For segment reporting purposes, each of these items has been included in the company's corporate segment, which is consistent with the company's internal management reporting. Restructuring expenses for 2002 and 2000 and subsequent reductions to the related liability accounts included the following:

(thousands)	Employee Termination Benefits	Asset Disposals	Other	Total
Initial expense and accrual	$ 2,938	$ 2,786	$ 1,413	$ 7,137
Cash payments	(175)		(123)	(298)
Non-cash charges		(2,786)		(2,786)
Restructuring liability, December 31, 2000	2,763	0	1,290	4,053
Cash payments	(2,594)		(1,343)	(3,937)
Revision to prior estimates	(169)	(566)	53	(682)
Non-cash charges		566		566
Restructuring liability, December 31, 2001	0	0	0	0
Initial expense and accrual	**36,366**	**6,180**	**5,221**	**47,767**
Cash payments	**(16,033)**		**(1,711)**	**(17,744)**
Non-cash charges		**(6,180)**		**(6,180)**
Restructuring liability, December 31, 2002	**$ 20,333**	**$ 0**	**$ 3,510**	**$ 23,843**

Restructuring liabilities are classified in other current liabilities.

Employee termination benefit expenses in 2002 included 695 net personnel reductions through voluntary and involuntary terminations, with the possibility that additional people will be replaced in the future. Individuals were affected through facility closures and consolidation primarily within the corporate administrative, operations and research and development functions.

Asset disposals include inventory and property, plant, and equipment charges. Inventory charges for the year ended December 31, 2002 were $2,391,000 and reflect the discontinuance of product lines which are not consistent with the company's long-term strategies. Property, plant and equipment charges during the year ended December 31, 2002 were $3,789,000 and reflect the downsizing and closure of production facilities as well as global changes to manufacturing and distribution operations in connection with the integration of European operations.

Other charges of $5,221,000 for the year ended December 31, 2002, include lease termination costs and other miscellaneous exit costs.

Employee termination benefit expenses in 2000 included 86 personnel reductions through voluntary and involuntary terminations primarily in the sales, marketing and corporate administrative functions of the company. Cash payments for these benefits were completed during 2001.

Asset disposals in 2000 included inventory and property, plant and equipment write-downs. Inventory write-downs totaled $1,948,000 and reflect the discontinuance of product lines which were not consistent with the company's long-term strategies. Revisions of prior year estimates related to inventory write-downs reduced 2001 cost of sales by $566,000. Property, plant and equipment write-downs of $838,000 in 2000 reflected the closing of sales and administrative offices and changes to certain manufacturing and distribution operations.

Other restructuring expenses in 2000 included lease termination and other facility exit costs related to the closing of sales and administrative offices.

Note 4 Gain From Discontinued Operations

During the first quarter of 2002, the company resolved a legal issue related to the disposal of its Chemlawn business in 1992. This resulted in the recognition of a gain from discontinued operations of approximately $1.9 million (net of income tax benefit of $1.1 million), or $0.01 per diluted share for the year ended December 31, 2002.

Note 5 Henkel-Ecolab

Prior to November 30, 2001, the company and Henkel KGaA, Düsseldorf, Germany ("Henkel"), each owned 50 percent of Henkel-Ecolab, a joint venture of their respective European institutional and industrial cleaning and sanitizing businesses. The company accounted for this investment in Henkel-Ecolab under the equity method of accounting. On November 30, 2001, Ecolab purchased the remaining 50 percent interest of this joint venture it did not previously own from Henkel. Because the company consolidates its international operations on the basis of their November 30 fiscal year ends, the balance sheet of Henkel-Ecolab as of November 30, 2001 was consolidated with the company's balance sheet beginning with year-end 2001. The income statement for the European operations was consolidated with the company's operations beginning in 2002.

For 2001 and 2000, Henkel-Ecolab results of operations and the company's equity in earnings of Henkel-Ecolab included:

(thousands)	2001	2000
Henkel-Ecolab		
Net sales	$869,487	$869,824
Gross profit	419,635	429,405
Income before income taxes	67,286	82,652
Net income	$ 40,043	$ 47,659
Ecolab equity in earnings		
Ecolab equity in net income	$ 20,022	$ 23,829
Ecolab royalty income from Henkel-Ecolab, net of income taxes	2,123	2,240
Amortization expense for the excess of cost over the underlying net assets of Henkel-Ecolab	(6,312)	(6,553)
Equity in earnings of Henkel-Ecolab	$ 15,833	$ 19,516

Prior to November 30, 2001, the company's investment in Henkel-Ecolab included the unamortized excess of the company's investment over its equity in Henkel-Ecolab net assets. This excess was $92 million at November 30, 2001 and was included in goodwill, net at year-end 2001. The excess was being amortized on a straight-line basis over estimated economic useful lives of up to 30 years.

Condensed balance sheet information for Henkel-Ecolab for year-end 2000 was:

November 30 (thousands)	2000
Current assets	$335,944
Noncurrent assets	151,161
Current liabilities	213,597
Noncurrent liabilities	$ 65,614

Note 5 Henkel-Ecolab (continued)

The company acquired the remaining 50 percent of Henkel-Ecolab for approximately 483.5 million euros, equal to approximately $432.7 million at rates of exchange prevailing at November 30, 2001 plus approximately $6.5 million of direct transaction related expenses.

The acquisition of Henkel-Ecolab was accounted for under the purchase method of accounting as a step-acquisition. Accordingly, the purchase price was applied to the 50 percent interest of Henkel-Ecolab being acquired.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition and the final allocation made during 2002.

November 30, 2001 (thousands)	Initial Allocation	Final Allocation
Current assets	$178,705	$178,201
Property, plant and equipment	66,538	67,966
Identifiable intangible assets	119,257	119,203
Goodwill	239,737	252,017
Other assets	9,185	29,678
Total assets acquired	613,422	647,065
Current liabilities	115,559	130,199
Postretirement health care and pension benefits	38,614	38,219
Other liabilities	19,860	39,423
Total liabilities assumed	174,033	207,841
Purchase price	$439,389	$439,224

Identifiable intangible assets have a weighted-average useful life of approximately 14 years. Included as a component of identifiable intangible assets are customer relationships of $83 million and intellectual property of $31 million. Goodwill was assigned to the International Cleaning & Sanitizing reportable segment. Approximately 30 percent of the goodwill will be deductible for income tax purposes.

Subsequent to the initial allocation of the purchase price, approximately $28.0 million of restructuring charges were incurred in connection with the acquisition of Henkel-Ecolab. These costs consisted of $24.1 million for employee termination benefits, $0.4 million for asset disposals, including inventory and property, plant and equipment, and $3.5 million for lease termination and other costs. Because the company acquired only 50 percent of Henkel-Ecolab, $14.0 million of these costs were treated as a liability *assumed at the date of acquisition and have been treated as additional* goodwill in 2002. The remaining $14.0 million, along with $1.9 million of *merger integration costs, were treated as operating expenses during 2002* and are included in the "special charges" discussed in Note 3 to the consolidated financial statements.

The following unaudited pro forma financial information reflects the consolidated results of the company and Henkel-Ecolab assuming the acquisition had occurred at the beginning of 2000.

(thousands, except per share)	2001	2000
	(unaudited)	(unaudited)
Net sales	$3,182,271	$3,092,985
Income from continuing operations before cumulative effect of change in accounting	192,009	215,651
Diluted income from continuing operations before change in accounting per common share	$ 1.48	$ 1.63

These unaudited pro forma results are presented for information purposes only. These unaudited pro forma results also do not include the benefits of improvements from synergies the company anticipates it will realize. The results are not necessarily indicative of results that would have occurred had the acquisition been completed at the beginning of 2000, nor are they necessarily indicative of future operating results.

As part of the transaction, the stockholder agreement between the company and Henkel was amended and extended. The amended stockholder agreement provides, among other things, that Henkel is permitted to increase its ownership in the company to 35 percent of the company's outstanding common stock. Henkel remains entitled to proportionate representation on the company's board of directors.

Henkel owned 36.3 million shares, or approximately 28.0 percent, of the company's outstanding common stock on December 31, 2002.

In 2002, 2001 and 2000, the company and its affiliates sold products and services in the amount of $6,986,000, $507,000 and $625,000 to Henkel or its affiliates, and purchased products and services in the amount of $82,743,000, $4,628,000 and $5,183,000 from Henkel or its affiliates. *Transactions between Henkel and Ecolab's recently acquired European* operations are reflected in these numbers beginning in 2002. Prior to 2002, *Henkel-Ecolab also acquired and sold products to Henkel. The company* also acquired access to certain technology of Henkel during 2000 in return for a payment of approximately $1,700,000. The transactions were made at prices comparable to prices charged to unrelated third parties.

Note 6 Other Business Acquisitions and Divestitures

Business Acquisitions

Significant business acquisitions made by the company during 2002, 2001 and 2000, excluding the acquisition of Henkel-Ecolab, were as follows:

Business Acquired	Date of Acquisition	Ecolab Operating Segment – Type of Business	Estimated Annual Sales Prior to Acquisition (millions)
			(unaudited)
2002			
Kleencare Hygiene	**Jan. 2002**	**Europe**	**$30**
Audits International	**Jan. 2002**	**Pest Elimination**	**3**
Terminix Ltd.	**Sept. 2002**	**Europe**	**65**
2001			
Ecolab S.A. – 23.5% interest in addition to prior 51% interest	Dec. 2000	Latin America	$ 8
Randall International LLC – 25% interest	Jan. 2001	Institutional	8
Envirocare Service Pte. Ltd.	March 2001	Asia Pacific	1
Microbiotecnica	July 2001	Latin America	3
Commercial Parts & Services, Inc.	Oct. 2001	GCS	28
2000			
Southwest Sanitary Distributing Co. (SSDC)	Feb. 2000	Kay	$24
Spartan	Feb. 2000	Latin America	20
ARR/CRS	June 2000	GCS	4
Dong Woo Deterpan Co., Ltd.	June 2000	Asia Pacific	6
Stove Parts Supply Co.	Aug. 2000	GCS	19
Facilitec Corp.	Sept. 2000	Institutional	14
Zohar-Dalia Soap and Detergent Factory (Israel) – 51% interest	Sept. 2000	Africa/Export	15
Peterson's Commercial Parts & Service	Nov. 2000	GCS	4

The total consideration paid by the company for the 2002 acquisitions was approximately $63 million. The purchase price of certain acquisitions is subject to post-closing adjustments.

The total consideration paid by the company for the 2001 acquisitions, excluding Henkel-Ecolab, was approximately $30 million, of which approximately $18 million was allocated to goodwill.

The total consideration paid by the company for the 2000 acquisitions included cash of approximately $90 million and 424,111 shares of common stock with a market value of approximately $14 million issued in the SSDC acquisition, of which approximately $88 million was allocated to goodwill.

These acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition. Net sales and operating income of these businesses were not significant to the company's consolidated results of operations, financial position and cash flows.

The changes in the carrying amount of goodwill for each of the company's reportable segments for the year ended December 31, 2002 are as follows:

	United States				
(thousands)	Cleaning & Sanitizing	Other Services	Total United States	International Cleaning & Sanitizing	Consolidated
Balance as of December 31, 2001	$121,046	$ 44,796	$165,842	$431,083	$596,925
Goodwill acquired during year*	**3,532**	**4,510**	**8,042**	**58,862**	**66,904**
Foreign currency translation				**38,472**	**38,472**
Impairment losses upon adoption of SFAS No. 142 on January 1, 2002				**(4,002)**	**(4,002)**
Impairment losses during 2002	**(2,599)**		**(2,599)**		**(2,599)**
Balance as of December 31, 2002	**$121,979**	**$ 49,306**	**$171,285**	**$524,415**	**$695,700**

*All of the goodwill related to businesses acquired in 2002 is expected to be tax deductible. Goodwill acquired also includes adjustments to prior year acquisitions including the restructuring activities discussed in Note 5.

Gain on Sale of Jackson Business

In November 2000, the company sold its Jackson dishmachine manufacturing business for cash proceeds of approximately $36 million. The company realized a gain of $25,925,000 ($14,988,000 after tax). The gain has been included in corporate operating income for segment reporting purposes. Jackson's total annual sales were approximately $40 million, including intercompany sales to Ecolab. Jackson has continued to supply dishmachines to the company under a long-term supply agreement.

Net sales, excluding intercompany sales, for the business were $13.7 million for 2000. Operating income, excluding intercompany profit, for the business was $1.4 million for 2000. The consolidated financial statements and accompanying notes reflect the operating results of the Jackson dishmachine manufacturing business as a continuing operation in the United States Other Services segment through the date of disposal (November 9, 2000).

Note 7 Balance Sheet Information

December 31 (thousands)	2002	2001	2000
Accounts Receivable, Net			
Accounts receivable	**$ 589,149**	$ 544,371	$ 342,267
Allowance for doubtful accounts	**(35,995)**	(30,297)	(15,330)
Total	**$ 553,154**	$ 514,074	$ 326,937
Inventories			
Finished goods	**$ 136,721**	$ 124,657	$ 74,392
Raw materials and parts	**156,628**	156,754	96,430
Excess of fifo cost over lifo cost	**(1,843)**	(1,626)	(2,602)
Total	**$ 291,506**	$ 279,785	$ 168,220
Property, Plant and Equipment, Net			
Land	**$ 21,914**	$ 20,349	$ 12,436
Buildings and leaseholds	**231,119**	221,054	174,651
Machinery and equipment	**525,359**	452,611	290,017
Merchandising equipment	**821,109**	743,404	556,205
Construction in progress	**18,830**	22,217	22,235
	1,618,331	1,459,635	1,055,544
Accumulated depreciation and amortization	**(938,066)**	(815,312)	(553,904)
Total	**$ 680,265**	$ 644,323	$ 501,640
Goodwill, Net			
Goodwill	**$ 871,208**	$ 763,211	$ 311,401
Accumulated amortization	**(175,508)**	(166,286)	(59,379)
Total	**$ 695,700**	$ 596,925	$ 252,022
Other Intangible Assets, Net			
Customer relationships	**$ 120,324**	$ 104,277	$ 18,521
Intellectual property	**71,104**	66,418	1,610
Trademarks	**50,308**	48,540	38,262
Other intangibles	**13,502**	16,292	17,615
	255,238	235,527	76,008
Accumulated amortization	**(66,568)**	(56,576)	(20,974)
Total	**$ 188,670**	$ 178,951	$ 55,034
Other Assets, Net			
Deferred income taxes	**$ 36,797**	$ 56,952	$ 26,768
Pension	**106,314**		
Other	**154,746**	118,266	78,337
Total	**$ 297,857**	$ 175,218	$ 105,105
Short-Term Debt			
Notes payable	**$ 146,947**	$ 230,306	$ 68,644
Long-term debt, current maturities	**13,152**	3,087	67,948
Total	**$ 160,099**	$ 233,393	$ 136,592
Other Current Liabilities			
Discounts and rebates	**$ 140,354**	$ 125,123	$ 89,041
Other	**163,361**	118,057	71,643
Total	**$ 303,715**	$ 243,180	$ 160,684
Long-Term Debt			
6.875% notes, due 2011	**$ 148,974**	$ 148,847	
5.375% Euronotes, due 2007	**299,777**		
Commercial paper		265,860	$ 145,800
7.19% senior notes, due 2006	**75,000**	75,000	75,000
9.68% senior notes, due 1995-2001			14,286
6.00% medium-term notes, due 2001			52,800
Other	**29,144**	25,660	14,439
	552,895	515,367	302,325
Long-term debt, current maturities	**(13,152)**	(3,087)	(67,948)
Total	**$ 539,743**	$ 512,280	$ 234,377

Note 7 Balance Sheet Information (continued)

The company has a $275 million Multicurrency Credit Agreement with a consortium of banks that has a term through 2005. The company may borrow varying amounts from time to time on a revolving credit basis, with loans denominated in multiple currencies, if available. The company has the option of borrowing based on various short-term interest rates. The agreement includes a covenant regarding the ratio of total debt to capitalization. No amounts were outstanding under the agreement at year-end 2002, 2001 and 2000.

In October 2002, the company renewed an additional $175 million 364-day Credit Agreement with a consortium of banks. This agreement expires in October 2003. The company may borrow varying amounts from time to time on a revolving credit basis. The company has the option of borrowing based on various short-term interest rates. The agreement includes a covenant regarding total debt to capitalization. No amounts were outstanding at year-end 2002.

These credit agreements support the company's $450 million U.S. commercial paper program and its 200 million Australian dollar commercial paper program. The company had $64.1 million, $355.7 million and $145.8 million in outstanding U.S. commercial paper at December 31, 2002, 2001 and 2000, respectively, with an average annual interest rate of 1.4 percent, 2.0 percent and 6.7 percent, respectively. The company also had 50.0 million, 132.5 million and 34.5 million of Australian dollar denominated commercial paper (in U.S. dollars, approximately $28 million, $69 million and $18 million, respectively) outstanding at December 31, 2002, 2001 and 2000, respectively, with an average annual interest rate of 4.8 percent, 4.5 percent and 6.4 percent, respectively. The U.S. commercial paper outstanding at December 31, 2002 was primarily used to finance the acquisitions as discussed in Note 6.

In February 2002, the company issued euro 300 million ($265.9 million) of 5.375 percent Euronotes, due February 2007. The proceeds from this debt issuance were used to repay a portion of the U.S. commercial paper outstanding as of December 31, 2001. Therefore, $265.9 million of commercial paper outstanding at December 31, 2001 was classified as long-term debt. As described further in Note 8, the company accounts for a majority of the transaction gains and losses related to the Euronotes as a component of the cumulative translation account.

In January 2001, the company issued $150 million of 6.875 percent notes, due 2011. The proceeds from this debt issuance were used to repay commercial paper outstanding at December 31, 2000. Therefore, commercial paper outstanding at year-end 2000 was also classified as long-term debt.

As of December 31, 2002, the weighted-average interest rate on notes payable was 4.6 percent in 2002, 4.4 percent in 2001 and 7.7 percent for 2000.

As of December 31, 2002, the aggregate annual maturities of long-term debt for the next five years were: 2003 – $13,152,000; 2004 – $2,762,000; 2005 – $2,333,000; 2006 – $76,634,000 and 2007 – $301,841,000.

Interest expense was $47,210,000 in 2002, $31,477,000 in 2001 and $26,707,000 in 2000. Interest income was $3,315,000 in 2002, $3,043,000 in 2001 and $2,102,000 in 2000. Total interest paid was $45,056,000 in 2002, $26,402,000 in 2001 and $27,497,000 in 2000.

Note 8 *Financial Instruments*

Foreign Currency Forward Contracts

The company has entered into foreign currency forward contracts to hedge transactions related to intercompany debt, subsidiary royalties, product purchases, firm commitments and other intercompany transactions. The company uses these contracts to hedge against the effect of exchange rate fluctuations on forecasted cash flows. These contracts generally relate to the company's European operations and are denominated in euros (deutsche marks in 2000). The company had foreign currency forward exchange contracts that totaled approximately $199 million at December 31, 2002, $130 million at December 31, 2001 and $65 million at December 31, 2000. These contacts generally expire within one year. In addition, at December 31, 2001 the company had approximately $190 million of foreign currency forward exchange contracts outstanding related to short-term financing of the Henkel-Ecolab acquisition. These contracts matured in February 2002. The gains and losses related to these contracts are included as a component of other comprehensive income until the hedged item is reflected in earnings.

Interest Rate Swaps

The company enters into interest rate swaps to manage interest rate exposures and to achieve a desired proportion of variable and fixed rate debt.

During 2002, the company entered into an interest rate swap agreement in connection with the issuance of its Euronotes. This agreement converts approximately euro 80 million of the Euronote debt from a fixed interest rate to a floating or variable interest rate and is effective until February 2007. This interest rate swap was designated as a fair value hedge and had a value of $3.5 million as of December 31, 2002. The mark to market gain on this agreement has been recorded as part of interest expense and has been offset by the loss recorded in interest expense on the mark to market on this portion of the Euronotes. There is no hedge ineffectiveness on this interest rate swap.

The company has also entered into an interest rate swap agreement to provide for a fixed rate of interest on the first 50 million Australian dollars of Australian floating-rate debt. This agreement was designated as, and effective as, a cash flow hedge of the outstanding debt. The change in fair value of the interest rate swap is recorded in other comprehensive income and recognized as earnings to offset the hedged transactions as they occur.

Net Investment Hedges

In February 2002, the company issued euro 300 million of 5.375 percent Euronotes, due 2007. The company designated a portion (approximately euro 200 million) of this Euronote debt as a hedge of existing foreign currency exposures related to net investments the company has in certain European subsidiaries. Accordingly, the transaction gains and losses on this portion of the Euronotes that are designated and effective as hedges of the company's net investments have been included as a component of the cumulative translation account. Total transaction losses related to the Euronotes and charged to this shareholders' equity account were $26.0 million for the year ended December 31, 2002. Transaction gains and losses on the remaining portion of the Euronotes have been included in earnings and were offset by transaction gains and losses related to other euro denominated assets held by the company's U.S. operations.

Credit Risk

The company is exposed to credit loss in the event of nonperformance of counterparties for foreign currency forward exchange contracts and interest rate swap agreements. The company's risk is limited to the fair value of these contracts. The company monitors its exposure to credit risk by using credit approvals and credit limits and selecting major international banks and financial institutions as counterparties. The company does not anticipate nonperformance by any of these counterparties.

Fair Value of Other Financial Instruments

The carrying amount and the estimated fair value of other financial instruments held by the company were:

December 31 (thousands)	2002	2001	2000
Carrying amount			
Cash and cash equivalents	**$ 49,205**	$ 41,793	$ 43,965
Notes payable	**82,847**	140,466	68,644
Commercial paper	**64,100**	355,700	145,800
Long-term debt (including current maturities)	**552,895**	249,507	156,525
Fair value			
Long-term debt (including current maturities)	**$588,003**	$260,518	$158,162

The carrying amounts of cash equivalents and notes payable approximate fair value because of their short maturities.

The fair value of long-term debt is based on quoted market prices for the same or similar debt instruments.

Note 9 Shareholders' Equity

Authorized common stock, par value $1.00 per share, was 200 million shares in 2002, 2001 and 2000. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.55 for 2002, $0.525 for 2001 and $0.49 in 2000.

The company has 15 million shares, without par value, of authorized but unissued preferred stock.

Each share of outstanding common stock entitles the holder to one-half of a preferred stock purchase right. A right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $115, subject to adjustment. The rights, however, will not become exercisable unless and until, among other things, any person or group acquires 15 percent or more of the outstanding common stock of the company, or the company's board of directors declares a holder of 10 percent or more of the outstanding common stock to be an "adverse person" as defined in the rights plan. Upon the occurrence of either of these events, the rights will become exercisable for common stock of the company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right. The rights provide that the holdings by Henkel KGaA or its affiliates, subject to compliance by Henkel with certain conditions, will not cause the rights to become exercisable nor cause Henkel to be an "adverse person." The rights are redeemable under certain circumstances at one cent per right and, unless redeemed earlier, will expire on March 11, 2006.

The company reacquired 165,000 shares of its common stock in 2002, 621,700 shares in 2001 and 4,781,500 shares in 2000 through open and private market purchases under prior board authorizations. In December 2000, the company announced a new authorization to repurchase up to 5.0 million shares of Ecolab common stock for the purpose of offsetting the dilutive effect of shares issued for stock incentive plans and for general corporate purposes. As of December 31, 2002, 4.2 million shares remained to be purchased under this program. The company also reacquired 33,778 shares of its common stock in 2002, 209,419 shares in 2001 and 90,065 shares in 2000 related to the exercise of stock options and the vesting of stock awards.

Note 10 Stock Incentive and Option Plans

The company's stock incentive and option plans provide for grants of stock options and stock awards. Common shares available for grant as of December 31 were 6,152,526 for 2002, 1,899,571 for 2001 and 3,501,782 for 2000. Common shares available for grant reflect 6 million shares approved during 2002 for issuance under the plans.

Options may be granted to purchase shares of the company's stock at not less than fair market value at the date of grant. Options granted in 2002, 2001 and 2000 generally become exercisable over three years from date of grant and expire within ten years from date of grant. A summary of stock option activity and average exercise prices is as follows:

Shares	2002	2001	2000
Granted	**2,456,337**	2,667,026	2,768,975
Exercised	**(2,216,361)**	(1,564,137)	(2,189,360)
Canceled	**(736,835)**	(556,334)	(142,090)
December 31:			
Outstanding	**11,932,382**	12,429,241	11,882,686
Exercisable	**7,222,281**	7,696,903	5,531,858

Average exercise price per share	2002	2001	2000
Granted	**$48.49**	$38.65	$39.04
Exercised	**20.54**	12.38	10.56
Canceled	**42.17**	44.69	33.66
December 31:			
Outstanding	**38.70**	33.73	30.35
Exercisable	**$35.55**	$30.93	$17.73

Information related to stock options outstanding and stock options exercisable as of December 31, 2002, is as follows:

Options Outstanding			
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 9.31 - $15.19	**1,067,673**	**2.5 years**	**$13.19**
$15.28 - $35.81	**1,200,033**	**5.2 years**	**27.09**
$37.92 - $38.53	**4,091,120**	**8.3 years**	**38.22**
$39.44 - $41.60	**1,324,819**	**6.8 years**	**40.17**
$43.91 - $48.68	**2,443,737**	**9.9 years**	**48.51**
$49.00	**1,805,000**	**.4 years**	**$49.00**

Note 10 Stock Incentive and Option Plans (continued)

Options Exercisable		
Range of Exercise Prices	Options Exercisable	Weighted-Average Exercise Price
$ 9.31 - $15.19	**1,067,673**	**$13.19**
$15.28 - $35.81	**1,197,758**	**27.08**
$37.92 - $38.53	**2,068,579**	**38.33**
$39.44 - $41.60	**1,029,584**	**40.19**
$43.91 - $48.68	**53,687**	**45.76**
$49.00	**1,805,000**	**$49.00**

The weighted-average grant-date fair value of options granted in 2002, 2001 and 2000, and the significant assumptions used in determining the underlying fair value of each option grant on the date of grant utilizing the Black-Scholes option-pricing model, were as follows:

	2002	2001	2000
Weighted-average grant-date fair value of options granted			
Granted at market prices	**$14.21**	$11.26	$11.50
Granted at prices exceeding market	–	$ 4.74	$ 3.38
Assumptions			
Risk-free interest rate	**3.6%**	4.7%	6.2%
Expected life	**6 years**	6 years	6 years
Expected volatility	**26.5%**	24.8%	19.6%
Expected dividend yield	**1.1%**	1.3%	1.1%

The expense associated with shares of restricted stock issued under the company's stock incentive plan is based on the market price of the company's stock at the date of grant and is amortized on a straight-line basis over the periods during which the restrictions lapse. Restricted stock awards generally vest over a 4-year period with 50 percent vesting 2 years after grant and the remaining 50 percent vesting 4 years after grant. Stock awards are not performance based and vest with continued employment. Stock awards are subject to forfeiture in the event of termination of employment. In the computation of basic earnings per share, unvested restricted shares are not considered. The effect of restricted stock awards, cancellations and vesting are included in the computation of diluted earnings per share using the treasury stock method. The company issued 33,600 shares in 2002, 5,800 shares in 2001 and 2,600 shares in 2000 under its restricted stock plan.

The company uses the intrinsic value-based method of accounting to measure compensation expense for its stock incentive and option plans. See also Note 2 to the consolidated financial statements for the pro forma net income and related basic and diluted per common share amounts had the company used the fair value-based method of accounting to measure compensation expense.

Note 11 Income Taxes

Income from continuing operations before income taxes and equity in earnings of Henkel-Ecolab consisted of:

(thousands)	2002	2001	2000
Domestic	**$258,779**	$249,026	$275,754
Foreign	**93,192**	40,719	42,780
Total	**$351,971**	$289,745	$318,534

The provision for income taxes consisted of:

(thousands)	2002	2001	2000
Federal and state	**$ 59,601**	$107,055	$120,318
Foreign	**30,557**	13,303	20,781
Currently payable	**90,158**	120,358	141,099
Federal and state	**43,974**	(1,940)	(8,930)
Foreign	**5,949**	(1,010)	(2,674)
Deferred	**49,923**	(2,950)	(11,604)
Provision for income taxes	**$140,081**	$117,408	$129,495

The company's overall net deferred tax assets and deferred tax liabilities were comprised of the following:

December 31 (thousands)	2002	2001	2000
Deferred tax assets			
Postretirement health care and pension benefits	**$ 19,249**	$ 47,792	$ 43,089
Other accrued liabilities	**52,399**	55,758	55,608
Loss carryforwards	**13,932**	18,679	4,337
Other, net	**28,090**	17,552	10,923
Valuation allowance	**(1,462)**	(1,462)	(1,462)
Total	**112,208**	138,319	112,495
Deferred tax liabilities			
Property, plant and equipment basis differences	**53,320**	40,956	31,183
Intangible assets	**38,696**	26,381	–
Other, net	**3,273**	5,403	3,835
Total	**95,289**	72,740	35,018
Net deferred tax assets	**$ 16,919**	$ 65,579	$ 77,477

A reconciliation of the statutory U.S. federal income tax rate to the company's effective income tax rate was:

	2002	2001	2000
Statutory U.S. rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**3.2**	4.2	3.9
Foreign operations	**1.0**	–	0.1
Other, net	**0.6**	1.3	1.7
Effective income tax rate	**39.8%**	40.5%	40.7%

Cash paid for income taxes was approximately $95 million in 2002, $99 million in 2001 and $128 million in 2000.

As of December 31, 2002, undistributed earnings of international subsidiaries of approximately $210 million, were considered to have been reinvested indefinitely and, accordingly, the company has not provided U.S. income taxes on such earnings. If those earnings were remitted to the company, applicable income taxes would be substantially offset by available foreign tax credits.

Note 12 Rentals and Leases

The company leases sales and administrative office facilities, distribution center facilities, automobiles and computers and other equipment under operating leases. Rental expense under all operating leases was $77,593,000 in 2002, $60,365,000 in 2001 and $55,910,000 in 2000. As of December 31, 2002, future minimum payments under operating leases with noncancelable terms in excess of one year were:

(thousands)	
2003	$ 32,303
2004	23,567
2005	17,043
2006	12,548
2007	10,660
Thereafter	26,026
Total	$122,147

Note 13 Research Expenditures

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products, were $49,860,000 in 2002, $33,103,000 in 2001 and $35,504,000 in 2000.

Note 14 Commitments and Contingencies

The company and certain subsidiaries are party to various environmental actions that have arisen in the ordinary course of business. These include possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The effect of these actions on the company's financial position, results of operations and cash flows to date has not been significant. The company is currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management's best estimate of future costs. At December 31, 2002, the accrual for environmental remediation costs was approximately $3.8 million. Potential insurance reimbursements are not anticipated in the company's accruals for environmental liabilities.

The company is self-insured in North America for most workers compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The company is insured for losses in excess of these limitations. The company is also self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations. The company determines its liability for claims incurred but not reported on an actuarial basis.

While the final resolution of these contingencies could result in expenses different than current accruals, and therefore have an impact on the company's consolidated financial results in a future reporting period, management believes the ultimate outcome will not have a significant effect on the company's consolidated results of operations, financial position or cash flows.

Note 15 Retirement Plans

Pension and Postretirement Health Care Benefits Plans

The company has a noncontributory defined benefit pension plan covering most of its U.S. employees. Plan benefits are based on years of service and highest average compensation for five consecutive years of employment. Various international subsidiaries also have defined benefit pension plans. Prior to year-end 2001, the international plans were not significant. The information below includes condensed information for the European pension plans associated with the Henkel-Ecolab acquisition as of year-end 2001. Beginning in 2002, the information below includes all of the company's significant international defined benefit pension plans.

The company provides postretirement health care benefits to certain U.S. employees. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually. Employees outside of the U.S. are generally covered under government-sponsored programs, and the expense and obligation for providing benefits under company plans was not significant.

Note 15 Retirement Plans (continued)

A reconciliation of changes in the benefit obligations and fair value of assets of the company's defined benefit pension plans and the U.S. postretirement health care benefits plan is as follows:

	U.S. Pension Benefits			International Pension Benefits	U.S. Postretirement Health Care Benefits		
(thousands)	**2002**	2001	2000	**2002**	**2002**	2001	2000
Benefit obligation, beginning of year	**$396,827**	$347,430	$307,977	**$172,328**	**$134,116**	$110,002	$ 95,497
Service cost	**21,635**	18,925	16,589	**9,412**	**2,814**	7,342	6,123
Interest cost	**29,237**	26,461	24,238	**10,973**	**7,651**	8,826	7,738
Company contributions	**–**	–	–	**137**	**–**	–	–
Participant contributions	**–**	–	–	**68**	**1,214**	1,045	856
Acquisitions	**–**	–	–	**43,135**	**–**	–	–
Plan amendments and curtailments	**–**	726	–	**1,522**	**(40,760)**	–	–
Changes in assumptions	**53,467**	14,723	12,854	**–**	**24,588**	5,001	4,196
Actuarial loss (gain)	**(1,889)**	1,064	(3,376)	**(2,554)**	**8,659**	7,531	245
Benefits paid	**(14,122)**	(12,502)	(10,852)	**(8,913)**	**(7,076)**	(5,631)	(4,653)
Foreign currency translation	**–**	–	–	**19,768**	**–**	–	–
Benefit obligation, end of year	**$485,155**	$396,827	$347,430	**$245,876**	**$131,206**	$134,116	$110,002
Fair value of plan assets, beginning of year	**$311,164**	$317,027	$337,226	**$108,485**	**$ 23,811**	$ 27,128	$ 27,116
Actual losses on plan assets	**(43,112)**	(19,244)	(16,587)	**(9,438)**	**(2,866)**	(1,627)	(1,179)
Acquisitions	**–**	–	–	**23,331**	**–**	–	–
Company contributions	**124,574**	25,883	7,240	**7,794**	**3,828**	2,896	4,988
Participant contributions	**–**	–	–	**1,052**	**1,214**	1,045	856
Benefits paid	**(14,122)**	(12,502)	(10,852)	**(7,800)**	**(7,076)**	(5,631)	(4,653)
Foreign currency translation	**–**	–	–	**10,665**	**–**	–	–
Fair value of plan assets, end of year	**$378,504**	$311,164	$317,027	**$134,089**	**$ 18,911**	$ 23,811	$ 27,128

A reconciliation of the funded status and the actuarial assumptions for the pension and postretirement plans is as follows:

	U.S. Pension Benefits			International Pension Benefits	U.S. Postretirement Health Care Benefits		
(thousands)	**2002**	2001	2000	**2002**	**2002**	2001	2000
Funded status	**$(106,651)**	$(85,663)	$(30,403)	**$(111,787)**	**$(112,295)**	$(110,305)	$(82,874)
Unrecognized actuarial loss	**201,006**	73,641	9,748	**25,881**	**56,823**	20,644	4,122
Unrecognized prior service cost (benefit)	**9,329**	11,258	12,413	**(55)**	**(37,431)**	(6,893)	(7,444)
Unrecognized net transition (asset) obligation	**(3,508)**	(4,911)	(6,314)	**833**	**–**	–	–
Prepaid (accrued) benefit costs	**$ 100,176**	$ (5,675)	$(14,556)	**$ (85,128)**	**$ (92,903)**	$ (96,554)	$(86,196)
Weighted-average actuarial assumptions							
Discount rate for service and interest cost, at beginning of year	**7.50%**	7.75%	8.00%	**2.50%-7.00%**	**7.50%**	7.75%	8.00%
Projected salary increases	**5.10**	5.10	5.10	**1.00%-5.00%**	**–**	–	–
Expected return on assets	**9.00**	9.00	9.00	**1.00%-8.00%**	**9.00**	9.00	9.00
Discount rate for year-end benefit obligation	**6.75%**	7.50%	7.75%	**2.00%-7.00%**	**6.75%**	7.50%	7.75%

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those plans with accumulated benefit obligations in excess of plan assets were $103,063,000, $90,428,000 and $14,163,000, respectively, as of December 31, 2002. These plans relate to various international subsidiaries and are funded consistent with local practices and requirements.

Pension and postretirement health care benefits expense for the company's operations was:

	U.S. Pension Benefits			International Pension Benefits	U.S. Postretirement Health Care Benefits		
(thousands)	**2002**	2001	2000	**2002**	**2002**	2001	2000
Service cost – employee benefits earned during the year	**$ 21,635**	$ 18,925	$ 16,589	**$ 9,412**	**$ 2,814**	$ 7,342	$ 6,123
Interest cost on benefit obligation	**29,237**	26,461	24,238	**10,973**	**7,651**	8,826	7,738
Expected return on plan assets	**(32,675)**	(28,862)	(26,655)	**(8,556)**	**(2,071)**	(2,363)	(2,366)
Recognition of net actuarial loss (gain)	**–**	–	–	**394**	**2,005**	–	(2)
Amortization of prior service cost (benefit)	**1,929**	1,881	1,881	**204**	**(4,431)**	(551)	(551)
Amortization of net transition (asset) obligation	**(1,403)**	(1,403)	(1,403)	**272**	**–**	–	–
Curtailment (gain) loss	**–**	–	–	**1,522**	**(5,791)**	–	–
Total expense	**$ 18,723**	$17,002	$ 14,650	**$14,221**	**$ 177**	$13,254	$10,942

Total international pension expense, excluding Henkel-Ecolab, was $1,641,000 and $909,000 in 2001 and 2000, respectively.

The company also has U.S. noncontributory non-qualified defined benefit plans which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The recorded obligation for these plans was approximately $16 million at December 31, 2002. The annual expense for these plans was approximately $3 million in 2002, $3 million in 2001 and $4 million in 2000.

As of November 30, 2001, the accrued benefit obligation, fair value of plan assets and funded status of the Henkel-Ecolab pension plans were as follows:

(thousands)	2001
Benefit obligation, end of year	$142,654
Fair value of plan assets, end of year	72,550
Funded status	(70,104)
Unrecognized net loss	3,628
Unrecognized prior service cost	(154)
Unrecognized net transition obligation	1,181
Net amount recognized	$ (65,449)
Discount rate for year-end benefit obligation	4.00% - 6.25%
Projected salary increases	4.00% - 8.00%
Expected return on assets	1.75% - 5.00%

Effective January 2003, the U.S. Pension Plan was amended to provide a cash balance type pension benefit to employees hired on or after the January 2003 effective date.

For postretirement health care benefit measurement purposes, 10.0 percent (for pre-age 65 retirees) and 12.0 percent (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2002. The rates were assumed to decrease by 1 percent each year until they reach 5 percent in 2008 for pre-age 65 retirees and 5 percent in 2010 for post-age 65 retirees and remain at those levels thereafter. Health care costs which are eligible for subsidy by the company are limited to a 4 percent annual increase beginning in 1996 for certain employees.

Assumed health care cost trend rates have a significant effect on the amounts reported for the company's U.S. postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1 Percentage Point	
(thousands)	Increase	Decrease
Effect on total of postretirement service and interest cost components	**$ 548**	**$ (517)**
Effect on postretirement benefit obligation	**9,003**	**(8,509)**

Effective March 2002, the company changed its postretirement health care benefits plan to discontinue the employer subsidy for postretirement health care benefits for most active employees. These subsidized benefits will continue to be provided to certain defined active employees and all existing retirees. As a result of these actions, the company recorded a curtailment gain of approximately $6 million in the first quarter of 2002.

Savings Plan

The company provides a 401(k) savings plan for substantially all U.S. employees. Prior to March 2002, employee contributions of up to 6 percent of eligible compensation were matched 50 percent by the company. In March 2002, the company changed its 401(k) savings plan and added an employee stock ownership plan (ESOP). Employee before-tax contributions of up to 3 percent of eligible compensation are matched 100 percent by the company and employee before-tax contributions between 3 percent and 5 percent of eligible compensation are matched 50 percent by the company. The match is 100 percent vested immediately. The company's contributions are invested in Ecolab common stock and amounted to $12,905,000 in 2002, $9,491,000 in 2001 and $9,036,000 in 2000.

Effective January 2003, the Ecolab Savings Plan was amended to provide that all employee contributions which are invested in the Ecolab Stock Fund will be part of the employee's ESOP account while so invested.

Note 16 Operating Segments

The company's operating segments have generally similar products and services and the company is organized to manage its operations geographically. The company's operating segments have been aggregated into three reportable segments.

The "United States Cleaning & Sanitizing" segment provides cleaning and sanitizing products and services to United States markets through its Institutional, Kay, Textile Care, Professional Products, Vehicle Care, Water Care Services and Food & Beverage operations.

The "United States Other Services" segment includes all other U.S. operations of the company. This segment provides pest elimination, kitchen equipment repair and maintenance, and commercial dishwashing services through its Pest Elimination, GCS and Jackson operations, prior to the sale of Jackson in November 2000.

The company's "International Cleaning & Sanitizing" segment provides cleaning and sanitizing product and service offerings to international markets in Europe, Asia Pacific, Latin America, Africa/Export and Canada. Effective November 30, 2001, Henkel-Ecolab's total assets were included in the company's International Cleaning & Sanitizing operations. European operating data has been included beginning in 2002.

Information on the types of products and services of each of the company's operating segments is included on the inside front cover under "Services/ Products Provided" of the Ecolab Overview section of this Annual Report.

The company evaluates the performance of its international operations based on fixed management currency exchange rates. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2 of these notes to consolidated financial statements. The profitability of the company's operating segments is evaluated by management based on operating income. Intersegment sales and transfers were not significant.

Financial information for each of the company's reportable segments is as follows:

	United States				Other		
(thousands)	Cleaning & Sanitizing	Other Services	Total United States	International Cleaning & Sanitizing	Foreign Currency Translation	Corporate	Consolidated
Net sales							
2002	**$1,615,171**	**$308,329**	**$1,923,500**	**$1,427,418**	**$52,667**		**$3,403,585**
2001	1,548,882	273,020	1,821,902	472,113	26,695		2,320,710
2000	1,498,381	248,317	1,746,698	420,031	63,932		2,230,661
Operating income (loss)							
2002	**271,838**	**33,051**	**304,889**	**131,376**	**5,609**	**$ (46,008)**	**395,866**
2001	246,936	29,338	276,274	44,181	2,662	(4,938)	318,179
2000	249,182	25,515	274,697	41,399	8,552	18,491	343,139
Depreciation & amortization							
2002	**112,303**	**4,615**	**116,918**	**87,601**	**11,461**	**7,448**	**223,428**
2001	118,298	5,384	123,682	28,567	4,802	5,939	162,990
2000	107,537	5,124	112,661	21,895	7,418	6,462	148,436
Total assets							
2002	**960,912**	**129,498**	**1,090,410**	**1,513,512**	**95,816**	**178,691**	**2,878,429**
2001	983,109	128,338	1,111,447	1,309,982	29,215	74,356	2,525,000
2000	953,534	103,182	1,056,716	343,270	47,057	266,968	1,714,011
Capital expenditures							
2002	**111,349**	**3,105**	**114,454**	**86,497**	**11,317**	**489**	**212,757**
2001	114,427	6,911	121,338	33,864	2,035	700	157,937
2000	$ 116,666	$ 3,381	$ 120,047	$ 24,714	$ 4,434	$ 814	$ 150,009

Consistent with the company's internal management reporting, corporate operating income includes special charges recorded for 2002, 2001 and 2000. In addition, corporate overhead costs directly related to the Henkel-Ecolab joint venture in 2001 and 2000 and the gain on sale of the Jackson business ($25.9 million) and income related to net reductions in probable losses related to certain environmental matters ($4.4 million) also have been included in the corporate operating income segment in 2000. Corporate assets are principally cash and cash equivalents and the company's investment in Henkel-Ecolab, prior to November 30, 2001. Corporate assets in 2002 also included a prepaid pension asset.

The company has two classes of products and services within its United States and International Cleaning & Sanitizing operations which comprise 10 percent or more of consolidated net sales. Sales of warewashing products were approximately 23 percent, 26 percent and 26 percent of consolidated net sales in 2002, 2001 and 2000, respectively. Sales of laundry products and services were approximately 12 percent, 10 percent and 11 percent of consolidated net sales in 2002, 2001 and 2000, respectively. Sales of the recently acquired Henkel-Ecolab operations are reflected in these percentages beginning in 2002.

Long-lived assets of the company's United States and International operations were as follows:

December 31 (thousands)	2002	2001	2000
United States	**$418,973**	$424,478	$401,671
International	**246,549**	211,386	77,283
Corporate	**4,653**	4,429	4,715
Effect of foreign currency translation	**10,090**	4,030	17,971
Consolidated	**$680,265**	$644,323	$501,640

Note 17 New Accounting Standard

Effective January 1, 2002, the company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets.* This statement discontinued the amortization of goodwill, subject to periodic impairment testing. The effect of discontinuing amortization of these assets for the year ended December 31, 2002 was to increase net income by approximately $28.8 million, or $0.22 for basic and diluted net income per share. This amount includes the additional goodwill amortization that would have been reflected from the acquisition of the remaining 50 percent of the Henkel-Ecolab joint venture on November 30, 2001. The pro forma amounts shown below reflect the effect of retroactive application of the discontinuance of the amortization of goodwill as if the new method of accounting had been in effect during 2001 and 2000. The pro forma information presents the historical information prior to the acquisition of the former European joint venture.

(thousands, except per share)	2002	2001	2000
Reported net income	**$209,770**	$188,170	$206,127
Goodwill amortization (net of tax)		18,471	17,762
Pro forma net income	**$209,770**	$206,641	$223,889
Basic earnings per share			
Net income, as reported	**$ 1.63**	$ 1.48	$ 1.61
Goodwill amortization (net of tax)		0.14	0.14
Pro forma basic earnings per share	**$ 1.63**	$ 1.62	$ 1.75
Diluted earnings per share			
Net income, as reported	**$ 1.60**	$ 1.45	$ 1.56
Goodwill amortization (net of tax)		0.14	0.13
Pro forma diluted earnings per share	**$ 1.60**	$ 1.59	$ 1.70

Per share amounts do not necessarily sum due to rounding.

The company was required to test all existing goodwill for impairment as of January 1, 2002 on a reporting unit basis. The company's reporting units are its operating segments. Under SFAS No. 142, the fair value approach is used to test goodwill for impairment. This method differs from the company's prior policy of using an undiscounted cash flows method for testing goodwill impairment. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair values of reporting units were established using a discounted cash flow method. Where available and as appropriate, comparative market multiples were used to corroborate the results of the discounted cash flow method.

The result of testing goodwill for impairment in accordance with the adoption of SFAS No. 142, was a non-cash charge of $4.0 million, net of tax or $0.03 per share, which is reported on the accompanying consolidated statement of income as a cumulative effect of a change in accounting in 2002. The impairment charge relates to the Africa/Export reporting unit, which is part of the International Cleaning & Sanitizing segment. The primary factor resulting in the impairment charge was the difficult economic environment in the region.

Note 18 Quarterly Financial Data (Unaudited)

(thousands, except per share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2002					
Net sales					
United States Cleaning & Sanitizing	**$392,349**	**$402,113**	**$426,339**	**$394,370**	**$1,615,171**
United States Other Services	**70,490**	**78,824**	**81,629**	**77,386**	**308,329**
International Cleaning & Sanitizing	**324,768**	**355,524**	**362,842**	**384,284**	**1,427,418**
Effect of foreign currency translation	**(1,498)**	**2,769**	**24,056**	**27,340**	**52,667**
Total	**786,109**	**839,230**	**894,866**	**883,380**	**3,403,585**
Cost of sales (including special charges of $5,184, $1,908, $301 and $1,584 in first, second, third and fourth quarters)	**395,945**	**413,425**	**434,195**	**444,032**	**1,687,597**
Selling, general and administrative expenses	**304,945**	**315,363**	**327,666**	**335,117**	**1,283,091**
Special charges	**12,296**	**11,818**	**2,109**	**10,808**	**37,031**
Operating income					
United States Cleaning & Sanitizing	**64,940**	**68,979**	**80,361**	**57,558**	**271,838**
United States Other Services	**5,262**	**9,224**	**10,761**	**7,804**	**33,051**
International Cleaning & Sanitizing	**20,073**	**33,675**	**39,938**	**37,690**	**131,376**
Corporate	**(17,480)**	**(13,726)**	**(2,411)**	**(12,391)**	**(46,008)**
Effect of foreign currency translation	**128**	**472**	**2,247**	**2,762**	**5,609**
Total	**72,923**	**98,624**	**130,896**	**93,423**	**395,866**
Interest expense, net	**10,512**	**11,955**	**10,988**	**10,440**	**43,895**
Income from continuing operations before income taxes	**62,411**	**86,669**	**119,908**	**82,983**	**351,971**
Provision for income taxes	**25,370**	**35,008**	**47,826**	**31,877**	**140,081**
Income from continuing operations before change in accounting	**37,041**	**51,661**	**72,082**	**51,106**	**211,890**
Change in accounting for goodwill	**(4,002)**				**(4,002)**
Gain from discontinued operations	**1,882**				**1,882**
Net income	**$ 34,921**	**$ 51,661**	**$ 72,082**	**$ 51,106**	**$ 209,770**
Basic income per common share					
Income from continuing operations	**$ 0.29**	**$ 0.40**	**$ 0.56**	**$ 0.39**	**$ 1.64**
Change in accounting for goodwill	**(0.03)**				**(0.03)**
Gain from discontinued operations	**0.01**				**0.01**
Net income	**0.27**	**0.40**	**0.56**	**0.39**	**1.63**
Diluted income per common share					
Income from continuing operations	**0.28**	**0.40**	**0.55**	**0.39**	**1.62**
Change in accounting for goodwill	**(0.03)**				**(0.03)**
Gain from discontinued operations	**0.01**				**0.01**
Net income	**$ 0.27**	**$ 0.40**	**$ 0.55**	**$ 0.39**	**$ 1.60**
Weighted-average common shares outstanding					
Basic	**128,406**	**128,905**	**129,287**	**129,695**	**129,073**
Diluted	**130,180**	**130,613**	**130,611**	**131,208**	**130,787**
2001					
Net sales					
United States Cleaning & Sanitizing	$389,027	$393,621	$407,542	$358,692	$1,548,882
United States Other Services	62,277	69,284	69,296	72,163	273,020
International Cleaning & Sanitizing	109,360	117,755	124,931	120,067	472,113
Effect of foreign currency translation	10,735	6,322	5,862	3,776	26,695
Total	571,399	586,982	607,631	554,698	2,320,710
Cost of sales (including restructuring income of $427 in third quarter and $139 in fourth quarter)	272,811	282,598	288,669	276,176	1,120,254
Selling, general and administrative expenses	221,207	224,332	224,899	211,015	881,453
Special charges		(192)	(53)	1,069	824
Operating income					
United States Cleaning & Sanitizing	60,793	61,788	71,129	53,226	246,936
United States Other Services	5,602	8,205	8,875	6,656	29,338
International Cleaning & Sanitizing	10,820	10,425	14,226	8,710	44,181
Corporate	(1,226)	(908)	(685)	(2,119)	(4,938)
Effect of foreign currency translation	1,392	734	571	(35)	2,662
Total	77,381	80,244	94,116	66,438	318,179
Interest expense, net	6,668	6,816	7,010	7,940	28,434
Income before income taxes and equity in earnings of Henkel-Ecolab	70,713	73,428	87,106	58,498	289,745
Provision for income taxes	28,639	29,737	35,279	23,753	117,408
Equity in earnings of Henkel-Ecolab	2,340	4,502	5,434	3,557	15,833
Net income, as reported	44,414	48,193	57,261	38,302	188,170
Goodwill amortization, net of tax	4,616	4,616	4,616	4,623	18,471
Pro forma net income	$ 49,030	$ 52,809	$ 61,877	$ 42,925	$ 206,641
Income per common share, as reported					
Basic	$ 0.35	$ 0.38	$ 0.45	$ 0.30	$ 1.48
Diluted	$ 0.34	$ 0.37	$ 0.44	$ 0.30	$ 1.45
Pro forma income per common share					
Basic	$ 0.39	$ 0.41	$ 0.48	$ 0.34	$ 1.62
Diluted	$ 0.38	$ 0.41	$ 0.48	$ 0.33	$ 1.59
Weighted-average common shares outstanding					
Basic	126,962	127,333	127,675	127,695	127,416
Diluted	130,629	130,068	129,809	129,682	129,928

Restructuring and special charges are included in corporate operating income. Per share amounts do not necessarily sum due to changes in shares outstanding and rounding.

Management's and Accountants' reports

Report of Management

Management is responsible for the integrity and objectivity of the consolidated financial statements. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts based on management's best estimates and judgments.

To meet its responsibility, management has established and maintains a system of internal controls that provides reasonable assurance regarding the integrity and reliability of the financial statements and the protection of assets from unauthorized use or disposition. These systems are supported by qualified personnel, by an appropriate division of responsibilities and by an internal audit function. There are limits inherent in any system of internal controls since the cost of monitoring such systems should not exceed the desired benefit. Management believes that the company's system of internal controls is effective and provides an appropriate cost/benefit balance.

The Board of Directors, acting through its Audit Committee composed solely of outside directors, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and maintains financial control of operations. The Audit Committee recommends to the Board of Directors the appointment of the company's independent accountants, subject to ratification by the shareholders. It meets regularly with management, the internal auditors and the independent accountants.

The independent accountants provide an objective, independent review as to management's discharge of its responsibilities insofar as they relate to the fair presentation of the consolidated financial statements. Their report is presented separately.

Allan L. Schuman

Allan L. Schuman
Chairman of the Board and
Chief Executive Officer

Steven L. Fritze

Steven L. Fritze
Senior Vice President and
Chief Financial Officer

Report of Independent Accountants

To the Shareholders and Directors
Ecolab Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of comprehensive income and shareholders' equity and of cash flows present fairly, in all material respects, the consolidated financial position of Ecolab Inc. as of December 31, 2002, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Ecolab Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 17 to the consolidated financial statements, in 2002 Ecolab Inc. adopted the provisions of Statement of Financial Accounting Standards No. 142, "*Goodwill and Other Intangible Assets.*"

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
February 18, 2003

Summary operating and financial data

December 31 (thousands, except per share)	2002	2001	2000
Operations			
Net sales			
United States	**$ 1,923,500**	$ 1,821,902	$ 1,746,698
International (at average rates of currency exchange during the year)	**1,480,085**	498,808	483,963
Total	**3,403,585**	2,320,710	2,230,661
Cost of sales (including special charges of $8,977 in 2002, income of $566 in 2001 and expenses of $1,948 in 2000)	**1,687,597**	1,120,254	1,056,263
Selling, general and administrative expenses	**1,283,091**	881,453	851,995
Special charges, sale of business and merger expenses	**37,031**	824	(20,736)
Operating income	**395,866**	318,179	343,139
Interest expense, net	**43,895**	28,434	24,605
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	**351,971**	289,745	318,534
Provision for income taxes	**140,081**	117,408	129,495
Equity in earnings of Henkel-Ecolab		15,833	19,516
Income from continuing operations	**211,890**	188,170	208,555
Gain from discontinued operations	**1,882**		
Changes in accounting principles	**(4,002)**		(2,428)
Net income, as reported	**209,770**	188,170	206,127
Pro forma adjustments		18,471	17,762
Pro forma net income	**$ 209,770**	$ 206,641	$ 223,889
Income per common share, as reported			
Basic – continuing operations	**$ 1.64**	$ 1.48	$ 1.63
Basic – net income	**1.63**	1.48	1.61
Diluted – continuing operations	**1.62**	1.45	1.58
Diluted – net income	**1.60**	1.45	1.56
Pro forma income per common share			
Basic – continuing operations	**1.64**	1.62	1.77
Basic – net income	**1.63**	1.62	1.75
Diluted – continuing operations	**1.62**	1.59	1.72
Diluted – net income	**$ 1.60**	$ 1.59	$ 1.70
Weighted-average common shares outstanding – basic	**129,073**	127,416	127,753
Weighted-average common shares outstanding – diluted	**130,787**	129,928	131,946
Selected Income Statement Ratios			
Gross profit	**50.4%**	51.7%	52.6%
Selling, general and administrative expenses	**37.7**	38.0	38.2
Operating income	**11.6**	13.7	15.4
Income from continuing operations before income taxes	**10.3**	12.5	14.3
Income from continuing operations	**6.2**	8.1	9.3
Effective income tax rate	**39.8%**	40.5%	40.7%
Financial Position			
Current assets	**$ 1,015,937**	$ 929,583	$ 600,568
Property, plant and equipment, net	**680,265**	644,323	501,640
Investment in Henkel-Ecolab			199,642
Goodwill, intangible and other assets	**1,182,227**	951,094	412,161
Total assets	**$ 2,878,429**	$ 2,525,000	$ 1,714,011
Current liabilities	**$ 866,350**	$ 827,952	$ 532,034
Long-term debt	**539,743**	512,280	234,377
Postretirement health care and pension benefits	**207,596**	183,281	117,790
Other liabilities	**164,989**	121,135	72,803
Shareholders' equity	**1,099,751**	880,352	757,007
Total liabilities and shareholders' equity	**$ 2,878,429**	$ 2,525,000	$ 1,714,011
Selected Cash Flow Information			
Cash provided by operating activities	**$ 423,326**	$ 364,481	$ 315,486
Depreciation and amortization	**223,428**	162,990	148,436
Capital expenditures	**212,757**	157,937	150,009
Adjusted EBITDA from continuing operations	**619,294**	481,169	491,575
Cash dividends declared per common share	**$ 0.55**	$ 0.525	$ 0.49
Selected Financial Measures/Other			
Total debt	**$ 699,842**	$ 745,673	$ 370,969
Total debt to capitalization	**38.9%**	45.9%	32.9%
Book value per common share	**$ 8.46**	$ 6.88	$ 5.95
Return on beginning equity	**23.8%**	24.9%	27.1%
Dividends per share/diluted net income per common share	**34.4%**	36.2%	31.4%
Annual common stock price range	**$50.40-36.53**	$44.19-28.50	$45.69-28.00
Number of employees	**20,417**	19,326	14,250

The former Henkel-Ecolab is included as a consolidated subsidiary effective November 30, 2001. Pro forma results for 1992 through 2001 reflect the effect of retroactive application of the discontinuance of the amortization of goodwill as if SFAS No. 142 had been in effect since January 1, 1992. For 1992 through 1994 the pro forma adjustments also reflect adjustments to eliminate unusual items associated

1999	1998	1997	1996	1995	1994	1993	1992
$ 1,605,385	$ 1,429,711	$ 1,251,517	$ 1,127,281	$ 1,008,910	$ 923,667	$ 850,648	$ 800,872
444,413	431,366	364,524	341,231	310,755	265,544	234,981	241,229
2,049,798	1,861,077	1,616,041	1,468,512	1,319,665	1,189,211	1,085,629	1,042,101
963,476	874,793	745,256	694,791	622,342	550,308	505,836	498,513
796,371	724,304	652,281	588,404	534,637	493,939	450,342	417,974
					8,000		
289,951	261,980	218,504	185,317	162,686	136,964	129,451	125,614
22,713	21,742	12,637	14,372	11,505	12,909	21,384	35,334
267,238	240,238	205,867	170,945	151,181	124,055	108,067	90,280
109,769	101,782	85,345	70,771	59,694	50,444	33,422	27,392
18,317	16,050	13,433	13,011	7,702	10,951	8,127	8,600
175,786	154,506	133,955	113,185	99,189	84,562	82,772	71,488
	38,000						
						715	
175,786	192,506	133,955	113,185	99,189	84,562	83,487	71,488
16,631	14,934	11,195	10,683	8,096	12,757	3,658	4,054
$ 192,417	$ 207,440	$ 145,150	$ 123,868	$ 107,285	$ 97,319	$ 87,145	$ 75,542
$ 1.36	$ 1.20	$ 1.03	$ 0.88	$ 0.75	$ 0.63	$ 0.61	$ 0.53
1.36	1.49	1.03	0.88	0.75	0.63	0.62	0.53
1.31	1.15	1.00	0.85	0.73	0.62	0.60	0.52
1.31	1.44	1.00	0.85	0.73	0.62	0.61	0.52
1.49	1.31	1.12	0.96	0.81	0.72	0.64	0.56
1.49	1.61	1.12	0.96	0.81	0.72	0.65	0.56
1.43	1.26	1.08	0.93	0.79	0.71	0.63	0.55
$ 1.43	$ 1.55	$ 1.08	$ 0.93	$ 0.79	$ 0.71	$ 0.63	$ 0.55
129,550	129,157	129,446	128,991	132,193	135,100	135,056	134,408
134,419	134,047	133,822	132,817	134,956	137,306	137,421	136,227
53.0%	53.0%	53.9%	52.7%	52.8%	53.7%	53.4%	52.2%
38.9	38.9	40.4	40.1	40.5	41.5	41.5	40.1
14.1	14.1	13.5	12.6	12.3	11.5	11.9	12.1
13.0	12.9	12.7	11.6	11.5	10.4	10.0	8.7
8.6	8.3	8.3	7.7	7.5	7.1	7.6	6.9
41.1%	42.4%	41.5%	41.4%	39.5%	40.7%	30.9%	30.3%
$ 577,321	$ 503,514	$ 509,501	$ 435,507	$ 358,072	$ 401,179	$ 311,051	$ 264,512
448,116	420,205	395,562	332,314	292,937	246,191	219,268	207,183
219,003	253,646	239,879	285,237	302,298	284,570	255,804	289,034
341,506	293,630	271,357	155,351	107,573	88,416	105,607	98,135
$ 1,585,946	$ 1,470,995	$ 1,416,299	$ 1,208,409	$ 1,060,880	$ 1,020,356	$ 891,730	$ 858,864
$ 470,674	$ 399,791	$ 404,464	$ 327,771	$ 310,538	$ 253,665	$ 201,498	$ 192,023
169,014	227,041	259,384	148,683	89,402	105,393	131,861	215,963
97,527	85,793	76,109	73,577	70,666	70,882	72,647	63,393
86,715	67,829	124,641	138,415	133,616	128,608	93,917	29,179
762,016	690,541	551,701	519,963	456,658	461,808	391,807	358,306
$ 1,585,946	$ 1,470,995	$ 1,416,299	$ 1,208.409	$ 1,060,880	$ 1,020,356	$ 891,730	$ 858,864
$ 293,494	$ 235,642	$ 235,098	$ 254,269	$ 166,463	$ 169,346	$ 175,674	$ 120,217
134,530	121,971	100,879	89,523	76,279	66,869	60,609	60,443
145,622	147,631	121,667	111,518	109,894	88,457	68,321	59,904
424,481	383,951	319,383	274,840	238,965	203,833	190,060	186,057
$ 0.435	$ 0.39	$ 0.335	$ 0.29	$ 0.2575	$ 0.2275	$ 0.1975	$ 0.17875
$ 281,074	$ 295,032	$ 308,268	$ 176,292	$ 161,049	$ 147,213	$ 151,281	$ 236,695
26.9%	29.9%	35.8%	25.3%	26.1%	24.2%	27.9%	39.8%
$ 5.89	$ 5.33	$ 4.27	$ 4.01	$ 3.53	$ 3.41	$ 2.90	$ 2.66
25.5%	34.9%	25.8%	24.8%	21.5%	21.6%	23.3%	23.3%
33.2%	27.1%	33.5%	34.1%	35.3%	36.7%	32.4%	34.4%
$44.44-31.69	$38.00-26.13	$28.00-18.13	$19.75-14.56	$15.88-10.00	$11.75-9.63	$11.91-9.07	$9.57-6.66
12,870	12,007	10,210	9,573	9,026	8,206	7,822	7,601

with Ecolab's acquisition of Kay Chemical Company in December 1994. All per share, shares outstanding and market price data reflect the two-for-one stock splits declared in 1997 and 1993. Adjusted EBITDA from continuing operations is the total of operating income, and depreciation and amortization for the year. Return on beginning equity is net income divided by beginning shareholders' equity.

Board of Directors

Leslie S. Biller
Retired Vice Chairman and Chief Operating Officer, Wells Fargo & Company (diversified financial services), Director since 1997, Compensation* and Governance Committees

Jerry A. Grundhofer
Chairman of the Board, President and Chief Executive Officer, U.S. Bancorp (financial services holding company), Director since 1999, Compensation and Governance Committees

Stefan Hamelmann
Member of the Shareholders' Committee, Henkel KGaA (chemicals, household and personal care products and adhesives), Director since 2001, Governance Committee

James J. Howard
Chairman Emeritus, Xcel Energy Inc. (electric and natural gas energy company), Director since 1991, Audit* and Finance Committees

William L. Jews
President and Chief Executive Officer, CareFirst, Inc. (health care service holding company), Director since 1999, Audit and Finance* Committees

Joel W. Johnson
Chairman of the Board, President and Chief Executive Officer, Hormel Foods Corporation (food products), Director since 1996, Audit and Compensation Committees

Jochen Krautter
Chief Financial Officer, Henkel KGaA (chemicals, household and personal care products and adhesives), Director since 2002, Finance Committee

Ulrich Lehner
President and Chief Executive Officer, Henkel KGaA (chemicals, household and personal care products and adhesives), Director since 2001, Finance and Governance Committees

Jerry W. Levin
Chairman and Chief Executive Officer, American Household, Inc. (household consumer products), Director since 1992, Compensation and Governance* Committees

Robert L. Lumpkins
Vice Chairman and Chief Financial Officer, Cargill, Inc. (agricultural, food, financial and industrial products), Director since 1999, Audit and Finance Committees

Allan L. Schuman
Chairman of the Board and Chief Executive Officer, Ecolab Inc., Director since 1991

*Denotes Committee Chair

Corporate Officers

Allan L. Schuman
Chairman of the Board and Chief Executive Officer

Douglas M. Baker Jr.
President and Chief Operating Officer

Lawrence T. Bell
Senior Vice President – Law, General Counsel and Secretary

John G. Forsythe
Senior Vice President – Public Affairs and Chief Tax Officer

Steven L. Fritze
Senior Vice President and Chief Financial Officer

Diana D. Lewis
Senior Vice President – Human Resources

Michael C. McCormick
Vice President – Corporate Development

James A. Miller
Vice President and General Manager – Institutional

Douglas A. Milroy
Vice President and General Manager – Food & Beverage North America and Water Care

Susan K. Nestegard
Vice President – Research, Development and Engineering and Chief Technical Officer

Maurizio Nisita
Senior Vice President – Global Operations

Daniel J. Schmechel
Vice President and Controller

C. William Snedeker
Senior Vice President – Global Pest Elimination

John P. Spooner
President – International

Mark D. Vangsgard
Vice President and Treasurer

Shareholder

Annual Meeting Ecolab's Annual Meeting of Stockholders will be held on Friday, May 9, 2003, at 10 a.m. in the McKnight Theatre of the Ordway Center for the Performing Arts, 345 Washington Street, St. Paul, MN 55102.

Common Stock Stock trading symbol ECL. Ecolab common stock is included in the Specialty Chemicals sub-industry of the Standard & Poor's Global Industry Classification Standard.

Ecolab common stock is listed and traded on the New York Stock Exchange (NYSE) and the Pacific Exchange (PCX). Ecolab shares are also traded on an unlisted basis on certain other exchanges. Options are traded on the NYSE.

As of February 28, 2003, Ecolab has 5,018 shareholders of record. The closing stock price on February 28, 2003, was $49.05 per share.

Dividend Policy Ecolab has paid common stock dividends each year since 1936. Quarterly cash dividends are usually paid on the 15th of January, April, July and October. Dividends of $0.13 per share were declared in February, May and August 2001. Dividends of $0.135 per share were declared in December 2001, and February, May and August 2002. A dividend of $0.145 per share was declared in December 2002.

Dividend Reinvestment Shareholders of record may elect to reinvest their dividends. Investment Plan participants may also elect to purchase Ecolab common stock through this service. To enroll in the Investment Plan, shareholders of record may contact the transfer agent for a brochure and authorization form.

Dividend Reinvestment Plan correspondence:
EquiServe Trust Company, N.A.
P.O. Box 43081
Providence, RI 02940-3081

Independent Accountants
PricewaterhouseCoopers LLP
650 Third Avenue South
Minneapolis, MN 55402

Investor Inquiries Securities analysts, portfolio managers and representatives of financial institutions seeking information about Ecolab may contact:
Michael J. Monahan
External Relations Vice President
Telephone: (651) 293-2809
E-mail: financial.info@ecolab.com

Online Resources Visit Ecolab's Web site at **www.ecolab.com/investor** for financial information and investor news.

- **Copies of Ecolab's Form 10-K, 10-Q and 8-K reports as filed with the Securities and Exchange Commission are available free of charge.** These documents may be obtained on our Web site at **www.ecolab.com/investor** as soon as reasonably practicable after such material is filed with, or furnished to, the SEC, or by contacting:
  Ecolab Inc.
  Attn: Corporate Secretary
  370 Wabasha Street North
  St. Paul, MN 55102
  Telephone: (651) 293-2233
  E-mail: investor.info@ecolab.com
- Online Annual Meeting Materials: Shareholders of record and certain employees can help Ecolab save money by enrolling to receive their future Annual Meeting Materials (annual report, proxy statement, etc.) via the Internet. For more information or to enroll online, go to **www.econsent.com/ecl/**.
- Shareholders of record may view their shareholder account information online at **http://ecolab.equiserve.com**. For log-in assistance, shareholders may call the transfer agent at 1-877-843-9327.

Research Coverage Investors may contact the following firms that have recently provided research coverage on Ecolab: Banc of America Securities; Credit Suisse First Boston; Deutsche Bank; Goldman Sachs; Ingalls & Snyder; Merrill Lynch; Morgan Stanley; New Vernon Associates; Salomon Smith Barney; Standard & Poor's; Thomas Weisel Partners; UBS Warburg; and Value Line.

The reference to such firms does not imply any endorsement of the information by Ecolab.

Transfer Agent, Registrar and Dividend Paying Agent Ecolab's Transfer Agent, **EquiServe Trust Company, N.A.**, provides telephone assistance Monday through Friday from 9 a.m. to 5 p.m. (Eastern Time). Around-the-clock service is also available online and to callers using touch-tone telephones.

- Telephone: (781) 575-2724; or 1-800-322-8325
- TDD/Hearing Impaired: 1-800-952-9245
- Web site: **www.equiserve.com**

For items delivered by courier:
EquiServe Trust Company, N.A.
150 Royall Street
Canton, MA 02021

Stock transfers and general written inquiries:
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069

♻ Reduce, Re-use, Recycle. Printed on recycled paper.
If you received multiple copies of this report, you may have duplicate investment accounts. Help save resources. Please contact your broker or the transfer agent to request assistance.

Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota
55102-1390
(651) 293-2233
www.ecolab.com

34148/0800/0303